                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                       For the Month of November 12, 2003

                        ELRON ELECTRONIC INDUSTRIES LTD.
                 (Translation of Registrant's Name into English)

        3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv o ISRAEL

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

               Registrant's press release dated November 12, 2003.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ELRON ELECTRONIC INDUSTRIES LTD.
                                              (Registrant)


                                              By: /s/ Tal Raz
                                                  ------------------------------
                                                  Tal Raz

Dated: November 12, 2003

                             -FOR IMMEDIATE RELEASE-
            ELRON ELECTRONIC INDUSTRIES ANNOUNCES NET INCOME OF $3.0
                      MILLION IN THE THIRD QUARTER OF 2003

Tel Aviv, Israel, November 12, 2003 - Elron Electronic Industries Ltd. (Nasdaq:ELRN) today reported a net income of $3.0 million, or $0.10 per share, for the third quarter of 2003 compared to a net loss of $8.7 million, or $0.30 per share, in the third quarter of 2002.

The net loss in the nine month period ended September 30, 2003 decreased significantly to $10.3 million, or $0.35 per share, compared to $33.4 million, or $1.32, per share in the nine month period ended September 30, 2002.

The net income reported by Elron in the third quarter of 2003 is mainly due to the following transactions which Elron and its group companies completed during the third quarter of 2003:

     (i) a gain, net of minority interest and income tax, of approximately $4.4 million, resulting from the merger of the urology therapy units of Galil Medical and Amersham;

     (ii) a gain, net after tax, of approximately $3.9 million, resulting from the sale of 2,778,226 Partner shares in consideration for $14.1 million; and

     (iii) a gain of approximately $1.6 million resulting from the sale of substantially all of Elron Software's assets and business to Zix Corporation (Nasdaq: ZIXI) ("Zix").

In addition, almost all of Elron's group companies, reported improvements in their results of operations and a decrease in their net losses.

The following are the main third quarter events:

o On July 1, 2003, Galil Medical, in which Elron directly and indirectly holds approximately 33%, announced the completion of the merger of its urology business with the brachytherapy business of Amersham plc (LSE, NYSE, OSE: AHM) into a newly incorporated U.S. private company, named ONCURA. Oncura provides minimally invasive treatment options for prostate cancer using Amersham's brachytherapy technology and Galil Medical's cryotherapy technology and is expected to have a global presence in the treatment of prostate cancer.

o On July 31, 2003, Oren Semiconductor, Inc. ("Oren"), in which Elron previously held 17%, completed an $8.0 million financing round. Zoran Corporation (Nasdaq:ZRAN) and Oren's existing shareholders, including Elron, participated in the new round of financing. Oren is a developer of chips for the worldwide digital television market. Following the transaction, Elron holds approximately 41% of Oren. Zoran and Oren have agreed to cooperate to sell

     Oren's front-end solution with Zoran's back-end chips to major players in the digital television market.

o On September 2, 2003, Elron's majority owned subsidiary, Elron Software Inc., sold substantially all of its assets and business to Zix, a global provider of e-messaging protection and transaction services, in consideration for 1,709,402 shares of Zix's common stock, with a market value of approximately $6.0 million and a 5.75% convertible note of $1.0 million. As part of the transaction, Zix assumed certain liabilities of Elron Software in the net amount of approximately $1.0 million.

o On October 28, 2003, Wavion increased the amount of the financing round announced on June 1, 2003 by $6.5 million, bringing the total amount raised to $12.5 million, of which $3.0 million was invested by Elron. Elron's ownership interest in Wavion following the financing round is approximately 38%. Wavion, founded in 2000 by entrepreneurs together with Elron, specializes in the development of "smart antenna" technology to enhance the performance of wireless systems.

Liquidity and Shareholders Equity

As of September 30, 2003, Elron's cash, debentures and deposits (including short and long-term) increased to approximately $101.8 million compared with $94.1 million at December 31, 2002, mainly as a result of the sale of Partner shares. Bank loans of majority owned subsidiaries amounted to $67.0 million ($69.7 million at December 31, 2002), substantially all of which are guaranteed by Elron.

During the nine month period ended September 30, 2003, Elron invested approximately $24.4 million, mainly in its group companies.

Shareholders' equity at September 30, 2003, was $277.0 million, which represents 64% of Elron's total assets.

Commenting on the third quarter results, Doron Birger, Elron's President and CEO, said, "we are happy to report net income in the third quarter of 2003 which represents the fruits of our efforts and investments in our group companies over an extended period of time."

With regard to Elron's other achievements in the third quarter, Mr. Birger continued, "During the third quarter, we paved the way for building value for our group companies through the completion of substantial financings for Oren and Wavion and through the merger of the urology therapy units of Galil Medical and Amersham to create Oncura. In addition, almost all of our group companies improved their results of operations. We also sold the business of Elron Software to Zix and this transaction will positively affect our results of operations in future periods. Lastly, the increase in our cash resources will enable us to continue supporting our group companies, to invest in new opportunities and to build value for our shareholders."

Investors may access Elron's third quarter financial report and a detailed management report on the company's web site: www.elron.com

Conference call details:

Today, Wednesday, November 12, 2003 10:00 a.m. (EST); 05:00 p.m. Israel

US Dial-in Number: 1-888-269-0005
CANADA Dial-in Number: 1 866 500 4964
UK Dial-in Number: 0 800 169 8104
ISRAEL Dial-in Number: 03 925 5910
INTERNATIONAL Dial-in Number: +972 3 925 5910

At:
10:00 am Eastern Standard Time
7:00 am Pacific Standard Time
3:00 pm Greenwich Mean Time
5:00 pm Israel Time

For your convenience, a replay of the call will be available starting two hour after the call ends until Sunday, November 16, 12:00 am ET. To access the replay please dial:
1-888-269-0005 (US), 1-888-787-7662 (Canada), 972-3-925-5948 (Israel) and
0-800-169-8104 (UK).

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel. 972-3-6075555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                           CONSOLIDATED BALANCE SHEETS
                          In thousands of U.S. Dollars

                                                                 September 30,   December 31,
                                                                      2003           2002
                                                                 -------------   ------------
                                                                  (Unaudited)     (Audited)
ASSETS
   Total current assets                                             $133,130      $    87,044
                                                                    --------      -----------
   Long-term assets:
      Investments in affiliated companies                            158,762       (*)132,204
      Investments in other companies and long-term receivables        98,256        (*)89,134
      Debentures and bank deposits                                       725           28,928
      Deferred taxes                                                   1,878            2,990
      Severance pay deposits                                           2,372            2,262
                                                                    --------      -----------
         Total long-term assets                                      261,993          255,518
                                                                    --------      -----------

   Property and equipment, net                                         8,813           11,576
                                                                    --------      -----------

   Intangible assets                                                  29,131           40,115
                                                                    --------      -----------

            Total assets                                            $433,067      $   394,253
                                                                    ========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
      Total current liabilities                                     $ 91,789      $    55,253
                                                                    --------      -----------

      Long-term liabilities:
         Long-term loans from banks and others                         1,544           49,389
         Accrued severance pay and retirement obligations              3,069            2,921
         Deferred taxes                                               35,155           23,650
         Other                                                           103              414
                                                                    --------      -----------
            Total long-term liabilities                               39,871           76,374
                                                                    --------      -----------

      Minority interest                                               24,416            3,185
                                                                    --------      -----------

      Total shareholders' equity                                     276,991       (*)259,441
                                                                    --------      -----------

            Total liabilities and shareholders' equity              $433,067      $   394,253
                                                                    ========      ===========

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          In thousands of U.S. Dollars, except share and per share data

                                                                                                        For the year
                                                         For the nine months    For the three months        ended
                                                         ended September 30,     ended September 30,      December
                                                       ----------------------   ---------------------        31,
                                                         2003         2002        2003        2002          2002
                                                       --------   -----------   --------   ----------   ------------
                                                             (Unaudited)              (Unaudited)         (Audited)
Income
   Net revenues                                        $ 12,555   $    10,877   $  4,724   $    3,479   $    15,179
   Equity in losses of affiliated companies              (8,051)   (*)(20,833)    (1,178)   (*)(4,277)   (*)(24,189)
   Gain from disposal and changes in holdings
      in subsidiaries and  affiliated companies, net      4,391         5,259      3,132        3,227         6,888
   Other income (expenses), net                          30,967           319     24,907           35          (743)
                                                       --------   -----------   --------   ----------   -----------
                                                         39,862        (4,378)    31,585        2,464        (2,865)
                                                       --------   -----------   --------   ----------   -----------

Costs and Expenses                                       29,849        21,847      9,418        9,865        33,076
                                                       --------   -----------   --------   ----------   -----------

Income (loss) before tax benefit (taxes on income)       10,013       (26,225)    22,167       (7,401)      (35,941)
Tax benefit (taxes on income)                            (5,735)        1,579     (3,897)         403         2,862
                                                       --------   -----------   --------   ----------   -----------
Income (loss) from continuing operations
   after tax benefit (taxes on income)                    4,278       (24,646)    18,270       (6,998)      (33,079)
Minority interest in losses (income) of
   subsidiaries                                         (11,915)          305    (15,569)          71         2,823
                                                       --------   -----------   --------   ----------   -----------
Income (loss) from continuing operations                 (7,637)      (24,341)     2,701       (6,927)      (30,256)
Income (loss) from discontinued operations               (2,682)       (9,061)       319       (1,777)      (11,323)
                                                       --------   -----------   --------   ----------   -----------

         Net income (loss)                             $(10,319)  $(*)(33,402)  $  3,020   $(*)(8,704)  $(*)(41,579)
                                                       ========   ===========   ========   ==========   ===========

Basic income (loss) per share -
      Income (loss) from continuing operations         $  (0.26)  $  (*)(0.96)  $   0.09   $ (*)(0.24)  $  (*)(1.15)
      Income (loss) from discontinued operations          (0.09)        (0.36)      0.01        (0.06)        (0.43)
                                                       --------   -----------   --------   ----------   -----------
      Net income (loss)                                $  (0.35)  $  (*)(1.32)  $   0.10   $ (*)(0.30)  $  (*)(1.58)
                                                       ========   ===========   ========   ==========   ===========

Diluted income (loss) per share -
      Income (loss) from continuing operations         $  (0.26)  $  (*)(0.97)  $   0.09   $ (*)(0.24)  $  (*)(1.15)
      Income (loss) from discontinued operations          (0.09)        (0.36)      0.01        (0.06)        (0.43)
                                                       --------   -----------   --------   ----------   -----------
      Net income (loss) gain                           $  (0.35)  $  (*)(1.33)  $   0.10   $ (*)(0.30)  $  (*)(1.58)
                                                       ========   ===========   ========   ==========   ===========

Weighted average number of shares
   used in computing basic and diluted net
   income (loss) per share (thousands)                   29,190        25,308     29,203       29,158        26,272
                                                       ========   ===========   ========   ==========   ===========

(*) Restated - as a result of the increase in the ownership interest in Oren Semiconductors ("Oren") and in accordance with APB 18, Elron's interest in Oren is accounted for retroactively under the equity method of accounting ("step-by step acquisition"). See also Note 3(G) to the Condensed Interim Consolidated Financial Statements as of September 30, 2003.

MANAGEMENT REPORT FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003

The following management report should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of September 30, 2003 and notes thereto and with our Consolidated Financial Statements as of December 31, 2002 and notes thereto, filed with the Securities and Exchange Commission under item 18 to our annual report on Form 20-F for the year ended December 31, 2002 ("2002 20-F"). This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

GENERAL

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of advanced defense electronics, communications, medical devices, semiconductors, software products and services and amorphous metals. Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business of our group companies to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, legal support, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value to our shareholders from our group companies through the sale of a portion or all of our holdings in any such group company or the issuance of shares by any of our group companies to third parties, while simultaneously pursuing the acquisition of, or investment in, new and existing companies. We believe that this strategy provides the ability to increase shareholders value as well as capital to support the growth of our group companies.

As we often hold interests in early-stage technology companies, which invest considerable resources in research and development and marketing and which have not reached the income-producing stage, we have experienced, and expect to continue to experience, losses in respect of these companies. Therefore, our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies and dispositions and changes in our holdings of group companies.

Our shares are publicly traded on Nasdaq National Market under the symbol "ELRN" and on the Tel Aviv Stock Exchange. Elron's corporate headquarters are located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.net. Our web site address is www.elron.com. Information contained on our web site is not part of the management report.

RECENT DEVELOPMENTS

New Investment in Notal Vision ("Notal"). In January 2003, we completed a new investment of $2.0 million in Notal, an Israel-related medical device company operating in the field of early detection of Age Related Macular Deterioration
(AMD) for an approximately 23.6% ownership interest. Our investment formed part of an aggregate investment in Notal of approximately $4.5 million, including an investment by an existing shareholder, Innomed Ventures L.P., a venture capital fund focused on the medical field and in which we hold a 14% interest. In January 2003, Notal signed a distribution agreement with a strategic partner, Carl Zeiss Meditec Inc., one of the leading manufacturers of professional optics equipment. During the third quarter of 2003, Notal commenced sales to Carl Zeiss Meditec, according to the above agreement.

Purchase of Given Imaging shares. On May 12, 2003, we and Rafael Armament Development Authority Ltd. ("Rafael"), the minority shareholder of RDC Rafael Development Corporation Ltd. ("RDC"), purchased two million unregistered shares of Given Imaging Ltd. ("Given Imaging") (one million each) from RDC for a total consideration of $12.2 million. Of the proceeds, a total of $5.0 million was used by RDC to repay shareholders' loans to each of Rafael and us and $2.5 million was used to repay its bank loan. This transaction did not have any effect on our consolidated results of operations. As of September 30, 2003, our direct ownership interest in Given was 10.7% and our combined aggregate ownership interest was 23.3%, taking into account our direct holding and that of RDC, or approximately 16.8%, taking into account our direct ownership and our share in the ownership of RDC.

Investment in Wavion Inc. ("Wavion"). On June 1, 2003, Wavion completed a financing round led by Sequoia Seed Capital, raising $6 million out of which we invested $2 million. In addition to the investment, Elron converted loans in the amount of approximately $1.6 million, previously granted to Wavion in 2001 and 2002.

On October 28, 2003, Wavion increased the amount of the above financing round by $6.5 million, of which an additional $1.0 million was invested by us and the balance from new investors. Elron's ownership interest in Wavion following the investment is approximately 38%.

Wavion, founded in 2000 by entrepreneurs together with Elron, specializes in the development of "smart antenna" technology to enhance the performance of wireless systems.

Galil Medical and Amersham merge urology therapy units. On July 1, 2003, our subsidiary, Galil Medical Ltd. ("Galil Medical"), completed the merger of its urology business and the brachytherapy business of Amersham plc (LSE, NYSE, OSE:
AHM). According to the merger agreement, a new company was incorporated, named Oncura. Oncura is expected to have a global presence in the treatment of prostate cancer. Oncura will provide minimally invasive treatment options for prostate cancer using brachytherapy (radio-active seeds) and cryotherapy (hyper-cooling) technologies. Galil Medical has developed innovative third-generation cryotherapy, a minimally invasive advanced hyper-cooling technology, that allows extremely fast, high-resolution and controlled destruction of cancerous tissue. Cryotherapy is a new technology, used to treat advanced stages of prostate cancer or recurrent disease. It complements the brachytherapy in which Amersham is a market leader. Both minimally invasive techniques offer physicians and patients alternatives to prostatectomy surgery. At the closing, Amersham and Galil Medical each contributed the assets necessary for Oncura to conduct the brachytherapy business and the cryotherapy business, respectively, in the urology field, and in exchange for such assets, Amersham received 78% and Galil Medical received 22%, of the outstanding shares of Oncura. In addition, at the closing, Galil Medical purchased 3% of Oncura from Amersham in consideration for $4.5 million in cash, of which $1.5 million was paid at the closing and the balance will be paid in two equal installments in December 2003 and June 2004, resulting in Galil Medical's aggregate ownership interest of 25% of Oncura. Until the payment of the balance, 4% of Oncura shares held by Galil Medical, are pledged in favor of Amersham. As a result of the transaction, a gain in the amount of $21.3 million was recorded in the third quarter of 2003. Our share in this gain (net of minority interest and income taxes) amounted to $4.4 million. The investment in Oncura is accounted for under the equity method of accounting. (See also "Critical Accounting Policies").

Galil Medical and Amersham each entered, separately, into supply and R&D service agreements pursuant to which Galil Medical and Amersham shall provide Oncura with certain exclusive supply, manufacturing and R&D services, upon a cost plus basis, according to the terms and conditions stipulated in the relevant agreements.

Galil Medical plans to continue developing its cryotherapy technology for applications in other health care fields, including women's health and cardiovascular fields.

Investment in K.I.T. eLearning. On July 14, 2003 we completed an investment of $2.0 million in K.I.T. eLearning B.V ("K.I.T. eLearning", formerly Kidum Holding B.V) as part of an aggregate investment round of $4.0 million, the balance of which was invested by Discount Investment Corporation Ltd. ("DIC"), which holds approximately 38.5% of our shares. K.I.T. eLearning was previously the operating subsidiary of Kidum Elron IT Ltd. ("KIT") in which we held approximately 29%. As part of the investment round, our holding in KIT and loan in the amount of $1.5 million, granted by us to KIT in 2001 and 2002, were converted into shares of K.I.T. eLearning. Following the transaction, we hold approximately 45% of the outstanding shares of K.I.T. eLearning.

Investment in Oren Semiconductor ("Oren"). On July 31, 2003, we completed an investment of $3.0 million in Oren, a developer of chips for the digital television market, in which we previously held approximately 17%, as part of an aggregate investment of $8.0 million from existing shareholders and from Zoran Corporation (Nasdaq: ZRAN). In addition to the investment, we and other shareholders converted all the loans previously granted to Oren, in the amount of approximately $8.4 million into shares, of which our portion was approximately $4.4 million. Following the investment and the loan conversion, we hold approximately 41% in Oren. Zoran and Oren have agreed to cooperate to sell Oren's front-end solution with Zoran's back-end chips to major players in the digital television market. Zoran is the second strategic investor in Oren after Sony Corporation invested in April 2001. Oren will use the proceeds of this equity investment to finance its marketing and sales operations in the United States and Japan and to complete the development of its new products for those markets.

As a result of this transaction Elron is able to exercise significant influence in Oren. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", Elron's interest in Oren, which was previously accounted for by Elron at cost, is accounted for retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing step-by-step acquisition resulted in a restatement of Elron's financial statements for all prior periods in which Elron's investments in Oren were recorded at cost. The aforementioned restatement resulted in increased net losses of approximately $0.8 million, or $0.03 per share, and $2.0 million, or $0.08 per share, for the three and nine month period ended September 30, 2002, respectively, by $2.3 million, or $0.08 per share for the year ended December 31, 2002 and by $1.3 million, or $0.04 per share, for the first half of 2003.

Sale of shares of Partner Communications Company Ltd. ("Partner"). During the second and the third quarters of 2003, we sold 3,500,000 and 2,778,226 shares of Partner, in which we previously held 12.2%, in consideration for approximately $15.2 million and $14.1 million, resulting in a gain, after tax, of approximately $3.2 million and $3.9 million, respectively. Following these sales, we hold approximately 8.7% of the outstanding shares of Partner.

Sale of substantially all of Elron SW (formerly: Elron Software) assets and business. On September 2, 2003, our majority owned subsidiary, Elron Software Inc. ("ESI"), sold substantially all of its assets and business to Zix Corporation (Nasdaq: ZIXI) ("Zix"), a global provider of e-messaging protection and transaction services, in consideration for 1,709,402 unregistered shares of Zix's common stock, with a market value of approximately $6.0 million and a 5.75% convertible note of $1.0 million. As part of the transaction, Zix assumed certain liabilities of ESI in the net amount of approximately $1.0 million.

As a result of the transaction, ESI changed its name to Elron SW Inc. ("ESW").

As of September 30, 2003, the common shares held by us constitute approximately 6% of the outstanding share capital of Zix and are accounted for as available for sale securities in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities".

As a result of the sale, Elron recorded in the third quarter of 2003 a gain of approximately $1.6 million. An additional gain in the amount of approximately $2.5 million will be recorded in the fourth quarter of 2003, which represents the elimination of the liability to minority shareholders previously recorded by us in respect of ESW's employee stock options. The elimination of this liability will result from the expected expiration of these options. The results of operations of ESW and the gain on the sale have been classified as discontinued operations in the statement of operations. (See also "Critical Accounting Policies"). As a result of the discontinuation of ESW's operations, we will no longer record losses with respect to ESW, resulting in a positive effect on our results of operations in future periods.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our Consolidated Financial Statements under Item 18 to our 2002 20-F. Except for the policies described below, all other accounting policies which are particularly important to an understanding of our financial position and results of operations are described under Item 5 to our 2002 20-F, under the title "Critical Accounting Policies".

Non-Monetary transactions

The basic principle in APB 29 "Accounting for Non-monetary transactions" is that the accounting for non-monetary transactions should be based on the fair values of the assets exchanged. The cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset received or the fair value of the asset surrendered to obtain it (if more clearly evident than the asset received.

     Galil Medical and Amersham merger of urology therapy units. As part of the consideration for its investment in Oncura's shares, Galil Medical contributed non-monetary assets that were determined to constitute a business under the definition of EITF 98-3, "Determining whether a non-monetary transaction involved receipt of productive assets or of a business". According to EITF 01-2, "Interpretations of APB Opinion No. 29", transactions by SEC registrants that involve the exchange of a business for any non-monetary asset, including an equity method investment that is not an interest in a joint venture, are not exchanges of productive assets and must be accounted for at fair value unless fair value is not determinable within reasonable limits. The fair value of the transaction was determined based on an independent valuation of Oncura according to which the fair value of Oncura was approximately $150.0 million. Since Galil Medical retains an interest in the business that it transferred, the portion of the gain relating to the interest retained is to be deferred until realization by sale or amortization by Oncura. Accordingly, the investment in Oncura, which is to be accounted for under the equity method, was recorded in the amount of $30.0 million, and a gain from the transaction of approximately $21.3 million was recorded in the statement of operations as other income. This gain includes realization of goodwill in the amount of $0.5 million. Our share in this gain (net of minority interest and income taxes) amounted to $4.4 million.

     Determining whether the assets transferred constitute a business requires significant judgment and is dependent on the particular facts and circumstances, mainly regarding the determination of the degree of difficulty or level of investment necessary to obtain access or to acquire missing elements in the set of assets transferred. In addition, determining the fair value of the transaction is judgmental in nature and often involves the use of significant estimates and assumptions. As mentioned above, Oncura obtained appraisals from an independent appraiser in order to assist in the valuation of its assets. As more fully described in our 2002 20-F, the discounted cash flow method, which was applied in the valuation study, includes significant estimates and assumptions. As Oncura operates in an industry which is rapidly evolving and extremely competitive, its value, as well as the value of its intangible assets, including goodwill, can be exposed to future adverse changes which can result in a charge to its, and in turn, to our results of operations.

     Sale of substantially all of ESW's assets and business to Zix. The gain from the sale recorded in the third quarter of 2003 amounted to approximately $1.6 million. In calculating the gain, we valued the Zix common stock at $5.4 million (a discount from market value of approximately 10% due to the restrictions on their sale). Such valuation is judgmental in nature and involved the use of estimates and assumptions.

     According to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" since the operations and cash flows of the business sold have been eliminated from the operations of ESW and ESW will no longer have continuing involvement in the operations of the business after its sale, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations.

     The shares of Zix common stock which were received as a consideration in the transaction are accounted for as available for sale securities in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities".

Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("the interpretation"). As more fully described our 2002 20-F, according to the interpretation issued in January 2003 by the Financial Accounting Standards Board, the consolidation of a variable interest entity ("VIE") by its primary beneficiary is required. Prior to the application of the interpretation, entities have been generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. One of the characteristics of a VIE is that it does not have sufficient amount of equity to carry on its principal operations, without additional subordinated financial support from other parties. As an operating holding company, we have investments in and loans to various companies that are engaged in the fields of high technology. Most of these companies are in their early stages of development and will require substantial external investments until they can finance their activities without additional support from other parties. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors. We account for the investments in these companies either by the consolidation, equity or cost method.

Pursuant to FASB Staff Position FIN 46-6, we have decided to apply the provisions of this interpretation as of December 31, 2003, in respect of variable interests in VIEs created before February 1, 2003. The provisions of this interpretation apply immediately to variable interests in VIEs created after January 31, 2003. Since we have no such interests in VIEs created after January 31, 2003, the application of this interpretation had no impact on our consolidated results of operations or consolidated balance sheet to date. However, since it is possible that some of our investees may be considered VIEs in accordance with the interpretation, we are currently evaluating the effects of this interpretation in respect of our investments. Accordingly, if it is determined that we are the primary beneficiary of a VIE, we will be required to consolidate the financial statements of such a VIE with our own financial statements commencing as of December 31, 2003. Our maximum exposure to loss with respect to these companies at September 30, 2003 does not exceed our investment in any of these companies.

BASIS OF PRESENTATION

In May 2002, we completed our merger with Elbit Ltd. ("Elbit") and the share purchase of DEP Technology Holdings Ltd. ("DEP"). As a result of these transactions, Elbit and DEP became wholly owned subsidiaries of Elron, and accordingly, our results of operations include the results of operations of Elbit and DEP subsequent to the acquisition date.

In the second half of 2002, we acquired a controlling interest in both Galil Medical and MediaGate N.V. ("MediaGate"). Accordingly, the financial results of Galil and MediaGate are consolidated within our results of operations subsequent to the acquisition date. Galil Medical's assets and liabilities are included within our consolidated balance sheet beginning as of June 30, 2002.

For comparison purposes, we have provided pro forma information in accordance with SFAS 141, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had been in effect at January 1, 2002 (see Note 4 to the Condensed Interim Consolidated Financial Statements as of September 30,
2003). The reported results for the third quarter of 2002, already reflect these transactions and therefore pro forma results are presented only for the nine month period ended September 30, 2002.

Consolidation. Our consolidated financial statements include the accounts of the Company and all of its direct or indirect controlled subsidiaries. Our consolidated financial statements include the following main subsidiaries:

Three months ended September 30,    Nine months ended September 30,
--------------------------------   ---------------------------------
     2003             2002              2003              2002
--------------   ---------------   --------------   ----------------
ESW              ESW               ESW              ESW
Elron TeleSoft   Elron TeleSoft    Elron TeleSoft   Elron TeleSoft
Elbit            Elbit             Elbit            Elbit(1)
DEP              DEP               DEP              DEP(1)
RDC              RDC               RDC              RDC(1)
Galil Medical    Galil Medical     Galil Medical    Galil Medical(2)
MediaGate        MediaGate         MediaGate        MediaGate(2)

(1) Since May 2002, following the completion of the merger and DEP share purchase.

(2)  Since July 1, 2002, following the acquisition of a controlling interest.

Equity Method. Our main group companies accounted for under the equity method of accounting include:

     Three months ended September 30,               Nine months ended September 30,
------------------------------------------   ---------------------------------------------
       2003                  2002                    2003                 2002
------------------   ---------------------   ---------------------   ---------------------
Elbit Systems        Elbit Systems           Elbit Systems           Elbit Systems
NetVision            NetVision               NetVision               Elbit(1)
Chip Express         Chip Express            Chip Express            DEP(1)
Wavion               Wavion                  Wavion                  NetVision
KIT                  KIT                     KIT                     MediaGate(2)
Pulsicom             Pulsicom                Pulsicom                Chip Express
Given Imaging        Given Imaging           Given Imaging           Wavion
Witcom               Witcom                  Witcom                  KIT
3DV                  3DV                     3DV                     Pulsicom
CellAct              Cellenium               CellAct                 Given Imaging
AMT                  CellAct                 AMT                     Galil Medical(2)
Notal Vision         AMT                     Notal Vision            Witcom
Oren Semiconductor   Oren Semiconductor(3)   Oren Semiconductor(3)   3DV
Oncura                                       Oncura                  Cellenium
                                                                     CellAct
                                                                     AMT
                                                                     Oren Semiconductor(3)

(1) Through May 2002, the date in which the merger and DEP share purchase were completed.

(2) Through June 30 2002, the date in which the acquisition of a controlling interest was completed.

(3)  Restated (see "Critical accounting polices: Restatement").

RESULTS OF OPERATIONS

Three and nine months ended September 30, 2003 compared to three and nine months ended September 30, 2002.

The following tables set forth our results of operations in the reported period:

                              Three months ended September 30,   Nine months ended September 30,
                              --------------------------------   -------------------------------
                                        2003   2002                       2003     2002
                                        ----   -----                     -----    -----
                                            (millions of $, except per share data)
Net income (loss)                        3.0    (8.7)                    (10.3)   (33.4)
Net Income (loss) per share             0.10   (0.30)                    (0.35)   (1.32)

The net income we reported in the third quarter of 2003 is mainly due to the following transactions which we and our subsidiaries completed during the third quarter of 2003:

(i) our share in the gain, net of tax, resulting from the merger of the urology therapy units of Galil Medical and Amersham of approximately $4.4 million;

(ii) a gain, net after tax, of approximately $3.9 million, resulting from the sale of 2,778,226 of Partner shares held by us; and

(iii) a gain of approximately $1.6 million resulting from the sale of substantially all of ESW assets and business to Zix.

These gains were partially offset by write-downs and losses we recorded with respect to most of our group companies. However, these losses are significantly lower than in the comparable period in 2002 as most of our group companies reported increased revenues as well as decreased costs, as a result of restructuring and cost reduction programs undertaken by most of them.

Our net loss for the nine month period ended September 30, 2003 decreased significantly as compared to the net loss in the same period of 2002 mainly as a result of the following factors:

(i) a gain, net after tax, of approximately $7.1 million, resulting from the sale of 6,278,226 Partner shares during the nine month period ended September 30, 2003;

(ii) our share in the gain resulting from merger of the urology therapy units of Galil Medical and Amersham, as described above, in the amount of approximately $4.4 million;

(iii) a gain of approximately $1.6 million resulting from the sale of the business of ESW, as described above; and

(iv) a decrease, net, of approximately $12.2 million in losses we recorded with respect to our group companies, of which $9.9 million was due to a decrease in losses with respect to certain group companies which were sold or discontinued their operations in the second half of 2002 as part of the reorganization of Elron, Elbit, and DEP group companies following the completion of our merger and the reminder reflects the decrease, net, in the losses of most of our group companies, mainly ESW (which business was sold on September 2, 2003) and Elron TeleSoft, as a result of restructuring and cost reduction programs taken by most of them, which enabled these companies to reduce their losses.

Although there have been improvements in our and our group companies' results, the general economic slowdown continues to affect the results of operations of most of our group companies which continue to report net losses. Therefore, we expect to continue to record losses in respect of some of our group companies and our net income (or loss) in future quarters will be affected by the extent of these losses and our ability to dispose of and exit from certain of our group companies.

Pro forma results. Pro forma net loss for the nine month period ended September 30, 2002 which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil Medical and in MediaGate as if these transactions had been in effect at January 1, 2002, amounted to approximately $46.5 million, or $1.59 per share, compared to the net loss in the same period in 2003 of approximately $10.3 million, or $0.35 per share. The following factors contributed to the significant decrease in net loss:

(i) An increase of $9.0 million in gains we recorded with respect to realization of investments by way of selling shares in the open market, such as the sale of shares of Partner, Given Imaging and 24/7 Real Media, and by way of merger and acquisition transactions, such as the merger of the urology therapy units of Galil Medical and Amersham and the sale of the business of ESW;

(ii) the decrease, net, in losses with respect to our group companies in the amount of $23.5 million, of which $18.1 million was due to a decrease in losses with respect to certain group companies which were sold or discontinued their operations in the second half of 2002 as part of the reorganization of Elron, Elbit, and DEP group companies following the completion of our merger;

(iii) non-recurring merger expenses in the amount of $3.6 million which are reflected in the pro forma net loss in the nine month period ended September 30, 2002, and;

(iv) The corporate operating expenses in 2003 were lower by $1.3 million than the pro-forma corporate operating expenses in 2002, reflecting the cost savings we achieved as a result of the merger.

Reportable Segments

Subsequent to the sale of ESW on September 2, 2003 our reportable segments are
i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies. Prior to September 2, 2003, we operated indirectly through ESW in a third business segment - Internet Products
- which has been reclassified as discontinued operations.At September 30, 2003, the main group companies were classified into the following segments:

                          Internet
                          products
                        (Discontinued     Systems and
                         operations)       projects      Other holdings and corporate operations
                        -------------   --------------   ---------------------------------------
Consolidated            ESW             Elron TeleSoft   Elbit; DEP; RDC; Galil Medical;
                                                         MediaGate

Equity basis                                             Elbit Systems; NetVision; Chip Express;
                                                         Wavion; KIT; Pulsicom; Given Imaging;
                                                         Witcom Ltd.; 3DV; CellAct; AMT, Notal
                                                         Vision; Oren Semiconductor, Oncura

Marketable securities                                    Partner Communications Company; Zix
   presented as                                          Corporation
   available-for-sale

The following tables reflect our consolidated data by reported segments:

                                              Internet
                                             products -
                                              Elron SW       Systems and    Other holdings
                                           (Discontinued     projects -      and corporate
                                            operations)    Elron TeleSoft     operations     Consolidated
                                           -------------   --------------   --------------   ------------
                                                                   (millions of $)
                                                        Three months ended September 30, 2003
                                           --------------------------------------------------------------
Income**                                        --               1.7             29.9            31.6
Costs and Expenses                              --               2.1              7.3             9.4
Income (loss) from continuing operations        --              (0.4)             3.1             2.7
                                               ---              ----             ----            ----
Net income (loss)                              0.3*             (0.4)             3.1             3.0
                                               ---              ----             ----            ----

                                                         Three months ended September 30, 2002
                                           --------------------------------------------------------------
Income**                                        --               0.8              1.7             2.5
Costs and Expenses                              --               3.0              6.9             9.9
Loss from continuing operations                 --              (2.2)            (4.7)           (6.9)
                                              ----              ----             ----            ----
Net loss                                      (1.9)*            (2.2)            (4.6)           (8.7)
                                              ----              ----             ----            ----

                                                         Nine months ended September 30, 2003
                                           --------------------------------------------------------------
Income**                                        --               5.9             34.0            39.9
Costs and Expenses                              --               7.5             22.3            29.8
Loss from continuing operations                 --              (1.6)            (6.0)           (7.6)
                                              ----              ----             ----           -----
Net loss                                      (3.1)*            (1.6)            (5.6)          (10.3)
                                              ----              ----             ----           -----

                                                         Nine months ended September 30, 2002
                                           --------------------------------------------------------------
Income**                                        --               8.2            (12.6)           (4.4)
Costs and Expenses                              --              12.6              9.3            21.9
Loss from continuing operations                 --              (4.5)           (19.8)          (24.3)
                                               ---              ----            -----           -----
Net loss                                      (6.8)*            (4.5)           (22.1)          (33.4)
                                              ----              ----            -----           -----

*    Income (loss) from discontinued operations

** Income in the Other holdings and corporate operations includes net losses from equity investments

Internet Products - Elron SW - Discontinued operations

As described under "Recent Developments", Elron SW which was focused on web access control and e-mail content filtering for organizations, sold substantially all of its assets and business to Zix, and accordingly, its results of operations and the gain on the sale have are considered discontinued operations. The following table sets forth the composition of the discontinued operating of Elron SW:

                                            Three months ended September 30,   Nine months ended September 30,
                                            --------------------------------   -------------------------------
                                                       2003   2002                       2003   2002
                                                       ----   ----                       ----   ----
                                                                      (millions of $)
Gain (loss) from discontinued operations:
Loss from operations                                   (1.3)  (1.9)                      (4.7)  (6.8)
                                                       ----
Gain on disposal                                        1.6     --                        1.6     --
                                                       ----   ----                       ----   ----
   Gain (loss) from
      discontinued operations                           0.3   (1.9)                      (3.1)  (6.8)
                                                       ----   ----                       ----   ----
Net gain (loss)                                         0.3   (1.9)                      (3.1)  (6.8)
                                                       ----   ----                       ----   ----

The decrease in loss from operation in the reported period was primarily due to a decrease in operating expenses as a result of restructuring and cost reduction programs implemented by Elron Software at the end of 2002 and at the beginning of 2003.

Systems and Projects - Elron TeleSoft

Elron TeleSoft is focused on telecom network management products and services. The following table sets forth the operating results of Elron TeleSoft:

                               Three months ended September 30,   Nine months ended September 30,
                               --------------------------------   -------------------------------
                                          2003   2002                       2003   2002
                                          ----   ----                       ----   ----
                                                         (millions of $)
Net revenues                               1.7    0.8                        5.9    8.2
Cost of revenues                           1.0    1.4                        3.8    6.5
                                          ----   ----                       ----   ----
Gross profit (loss)                        0.7   (0.6)                       2.1    1.7
Operating expenses*                        0.6    0.9                        2.0    3.6
Amortization of other assets               0.2    0.2                        0.6    0.6
Restructuring charges, net                  --    0.1                         --    0.8
                                          ----   ----                       ----   ----
Operating loss                            (0.1)  (1.8)                      (0.5)  (3.3)
                                          ----   ----                       ----   ----
Finance expenses, net                      0.3    0.4                        1.1    1.1
Taxes on income                             --     --                         --    0.1
                                          ----   ----                       ----   ----
Net loss                                  (0.4)  (2.2)                      (1.6)  (4.5)
                                          ----   ----                       ----   ----

* Excluding amortization of other assets and restructuring charges, net, which are presented separately.

     Revenues. Elron TeleSoft's net revenues in the third quarter of 2003 amounted to $1.7 million. Revenues in the comparable period of 2002 amounted to $0.8 million, as Elron Telesoft was affected significantly in this quarter from the slowdown in telecom capital expenditures, as a result of which Elron Telesoft adopted in the fourth quarter of 2002 a restructuring plan in order to adjust itself to market conditions. Revenues for the nine month period ended September 30, 2003 decreased by $2.3 million, or 28%, to $5.9 million, compared to $8.2 million for the same period of 2002. The decrease resulted mainly from the decrease in revenues derived from sale of third parties' products as well as from the continued slowdown in telecom capital expenditures.

     Cost of revenues. Cost of revenues of Elron TeleSoft in the three and nine month periods ended September 30, 2003 were $1.0 million and $3.8 million, representing a gross margin of 41% and 36%, compared to $1.4 million and $6.5 million in the three and nine month periods ended September 30, 2002, representing a gross loss in the third quarter of 2002 and a gross margin of 21% in the nine month period ended September 2002. The increase in gross margins in 2003 is mainly due to change in revenue mix as revenues derived from Elron TeleSoft's products with higher gross margins increased relative to revenues derived from sale of third parties' products, as well as due to increased efficiency as a result of the restructuring programs implemented by Elron TeleSoft.

     Operating loss. Elron TeleSoft's operating loss decreased by $1.7 million and $2.8 million, or 94% and 85%, to $0.1 million and $0.5 million in the three and nine month periods ended September 30, 2003, compared to $1.8 million and $3.3 million for the same periods of 2002. The decrease in operating loss, notwithstanding the decrease in revenues, was primarily due to a decrease in operating expenses as a result of restructuring and cost reduction programs implemented by Elron TeleSoft which enabled Elron TeleSoft to adjust its operating expenses to the decreased revenue levels.

     Finance expense, net. Elron Telesoft's finance expenses amounted to $0.3 million and $1.1 million in the three and nine month periods ended September 30, 2003, compared to approximately $0.4 million and $1.1 million in the same periods in 2002. The majority of the finance expenses are due to loans associated with the purchase of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd by Elron TeleSoft in 1998.

Other Holdings and Corporate Operations Segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment's operating results:

                                           Three months ended September 30,   Nine months ended September 30,
                                           --------------------------------   -------------------------------
                                                      2003   2002                       2003    2002
                                                     -----   ----                      -----   -----
                                                    (millions of $)                    (millions of $)

Net revenues                                           3.0    2.7                        6.6     2.7
Net loss from equity investments                      (1.2)  (4.3)                      (8.1)  (20.8)
Gain from disposal and changes in
   holdings in related companies, net                  3.1    3.2                        4.4     5.2
Other income (expenses), net                          24.9     --                       31.0     0.3
                                                     -----   ----                      -----   -----
Total income                                          29.9    1.7                       33.9   (12.6)
                                                     -----   ----                      -----   -----
Cost of revenues                                       2.4    1.5                        3.9     1.5
Operating expenses*                                    5.3    5.5                       18.5     8.2
Amortization of other assets                           0.1    0.2                        0.3     0.2
Restructuring charges, net                              --     --                         --     0.4
Finance expenses (income), net                        (0.5)  (0.4)                      (0.4)   (1.0)
                                                     -----   ----                      -----   -----
Total costs and expenses                               7.3    6.8                       22.3     9.3
                                                     -----   ----                      -----   -----
Gain (loss) from continuing operations
   before tax benefit (taxes on income)               22.6   (5.2)                      11.6   (21.8)
Tax benefit (taxes on income)                         (3.9)   0.4                       (5.7)    1.7
Minority interest                                    (15.6)   0.1                      (11.9)    0.3
                                                     -----   ----                      -----   -----
Gain (loss) from continuing operations                 3.1   (4.7)                      (6.0)  (19.8)
Gain (loss) from discontinued operations                --    0.1                        0.4    (2.3)
                                                     -----   ----                      -----   -----
Net gain (loss)                                        3.1   (4.6)                      (5.6)  (22.1)
                                                     -----   ----                      -----   -----

* Excluding amortization of other assets and restructuring charges, net, which are presented separately.

Income

Net revenues. Net revenues of the Other Holdings and Corporate Operations segment consisted of sales of products and services by our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. The following table sets forth the segment revenues:

                Three months ended September 30,   Nine months ended September 30,
                --------------------------------   -------------------------------
                           2003   2002                       2003   2002
                           ----   ----                       ----   ----
                                          (millions of $)
Galil Medical               2.1    1.3                        5.7    1.3
MediaGate                   0.9    1.4                        0.9    1.4
                            ---    ---                        ---    ---
                            3.0    2.7                        6.6    2.7
                            ---    ---                        ---    ---

* Through June 30, 2002 the companies' results were presented under the equity method.

     Galil Medical recorded revenues of $2.1 million and $5.7 million in the three and nine month periods ended September 30, 2003 compared to $1.3 million and $3.3 million in the same periods of 2002. The increase in revenues is mainly due to the growing awareness and acceptance of the cryotherapy technology by physicians and patients as an effective treatment for prostate cancer. Galil's revenues in the third quarter of 2003 derived mainly from the supply and R&D service agreements Galil has with Oncura, in which it has a 25% ownership interest.

     MediaGate, which is engaged in developing and marketing of advanced messaging systems, recorded revenues of approximately $0.9 million in both periods of three and nine months ended September 30, 2003 compared to $1.4 million and $1.8 million in the same periods of 2002. MediaGate's revenues and operating results have been and will continue to be affected by the slowdown in the telecommunications market as well as by the competition from more established companies in the market with larger resources. MediaGate's ability to continue to operate is dependent upon its ability to generate sufficient revenues or raise additional capital from shareholders and other investors.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies amounted to $1.2 million and $8.1 million in the three and nine month periods ended September 30, 2003 compared to the $4.3 million and $20.8 million in the same periods of 2002 (as restated).

The decrease in our share in net losses of our affiliated companies in the nine month period ended September 30, 2003, compared to the same period in 2002, resulted mainly from the following:

(i) Following the completion of the merger between Elron, Elbit and DEP, we ceased accounting for the results of operations of Elbit and DEP under the equity method of accounting. Losses with respect to Elbit and DEP group companies, most of which were sold or underwent restructuring and cost reduction programs following the completion of our merger, have decreased significantly.

(ii) During the second half of 2002, we acquired a controlling interest in MediaGate and in Galil Medical, and accordingly, we consolidated these companies' results of operations into our results of operations subsequent to their acquisition date and ceased accounting for them under the equity method of accounting.

(iii) The decrease in our share in net losses of most of our group companies, mainly Given Imaging, Oren Semiconductor, Witcom and Pulsicom.

The above decrease was partially offset mainly by our share in the losses of new group companies accounted under the equity method, namely AMT and Notal Vision.

The decrease in our share in net losses of our affiliated companies in the third quarter of 2003 resulted from the decrease in our share in net losses of almost all of our group companies, mainly Given Imaging, Oren Semiconductor, Chip Express, AMT, KIT, Witcom, 3DV and Pulsicom. This decrease was partially offset by a decrease in our share in Elbit Systems' net income.

     Highlights of the Results of Operations of Our Major Affiliates:

     Elbit Systems Ltd. (Nasdaq: ESLT) (a 20% holding). Elbit Systems develops, manufactures and integrates advanced high-performance defense electronic systems. Our share in the net income of Elbit Systems amounted to $2.4 million and $6.6 million in the three and nine month periods ended September 30, 2003, compared to $3.3 million and $6.7 million in the same periods of 2002.

     The following are highlights of the results of operations of Elbit Systems:

     o Elbit Systems' revenues increased from $210.2 million and $589.1 million in the three and nine month periods ended September 30, 2002, to $214.3 million and $635.2 million in the same periods in 2003. The third quarter sales were affected by delays in receipt of new orders which were planned to be sold during the quarter, as well as by delays in achieving milestones in advanced technological programs. As of September 30, 2003, Elbit Systems' backlog of orders was $1,702 million, of which approximately 58% was scheduled to be performed in the fourth quarter of 2003 and during 2004. The backlog of orders as of December 31, 2002 was $1,689 million.

     o Elbit Systems' operating income in the three and nine month periods ended September 30, 2003 was $15.1 million and $42.7 million (7.0% and 6.7% of revenues) compared to $16.5 million and $37.2 million (7.9% and 6.3% of revenues) in the same periods in 2002.

     o Elbit Systems' net income in the three and nine month periods ended September 30, 2003 was $12.0 million and $33.5 million (5.6% and 5.3% of revenues) compared to $15.5 million and $32.0 million (7.4% and 5.4% of revenues) in the same periods in 2002.

     Given Imaging (Nasdaq: GIVN) (a 17% holding directly and indirectly through
     RDC). Given Imaging, a medical device company using a disposable miniature video camera in a capsule to examine the gastrointestinal tract, recorded revenues of $9.7 million and $28.0 million in the three and nine month periods ended September 30, 2003, an increase of 30% and 41% over the revenues recorded in the same periods of 2002 of $7.5 million and $19.9 million, and a gross profit of 63% and 65% of revenues, compared to 59% and 55% in 2002. Given Imaging's net loss continued to decline and amounted to $2.1 million and $9.0 million in the three and nine month periods ended September 30, 2003, compared to $3.9 million and $14.6 million in the same periods of 2002, reflecting the success of initiatives taken earlier in 2003 to control its costs.

     Notal Vision (a 24% holding). In January 2003, we completed an investment of $2.0 million, out of $4.5 million raised by Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD). In the third quarter of 2003, Notal Vision commenced selling its product pursuant to its distribution agreement with Carl Zeiss Meditec and recorded revenues of $0.6 million, and its net loss decreased to $47 thousands. For the nine month period ended September 30, 2003, Notal Vision recorded net losses of $1.3 million, consisting mainly of research and development costs.

     Oncura (a 25% holding by Galil). Oncura commenced its operations following the completion of the merger of the urology therapy units of Galil and Amersham which created Oncura. Oncura's revenues in its first quarter of operations amounted to $16.1 million and its net income amounted to $0.5 million.

     NetVision (a 46% holding). NetVision provides Internet services and solutions in Israel. In 2003 NetVision changed its operating currency to the New Israeli Shekel (NIS). Accordingly, all figures below are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at September 30, 2003 according to which $1.00 equaled NIS 4.441.

     NetVision's revenues increased in the three and nine month periods ended September 30, 2003 by 13% and 4% to $16.4 million and $46.5 million, from $14.5 million and $44.7 million in the same periods in 2002. NetVision's operating income in the nine month period ended September 30, 2003 amounted to $2.9 million compared to $3.3 million in the same period in 2002. In the third quarter of 2003, operating income improved and increased to $1.3 million, compared to $0.9 million in the third quarter of 2002. However, due to higher finance expenses, mainly as a result of the devaluation of the NIS against the US dollar, NetVision recorded in the third quarter of 2003 a net loss of $0.3 million, compared to net income of $0.4 million in the same quarter of 2002. Net income for the nine month period ended September 30, 2003 amounted to $0.1 million, compared to $3.7 million in the same period in 2002.

     NetVision expects that its revenue growth will continue to be affected by the transition of customers to broadband communication from narrow-band dial-up connections and by increased competition in gaining broadband communication market share, which will result in lower prices.

     Wavion (a 52% holding as of September 30, 2003). Wavion is a developer of broadband wireless access systems for wireless LANs. In 2002, as a result of the downturn in the broadband wireless communications market, which delayed the release of Wavion's products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems. In the third quarter of 2003, Wavion raised $6.0 million in a private placement, the amount of which was subsequently increased by an additional $6.5 million in the fourth quarter of 2003. Wavion intends to use the proceeds of this equity investment to finance its development efforts and accordingly, Wavion directed resources away from its subcontracting activities and its revenues in the third quarter of 2003 decreased to $0.3 million, compared to $0.6 million in the same quarter of 2002. Revenues in the nine month period ended September 30, 2003 amounted to $1.5 million, compared to $1.0 million in the same period in 2002. The increase in its research and development costs resulted in an increase in Wavion's net loss which amounted to $0.7 million in the third quarter of 2003, compared to a net profit of $32,000 in the same period in 2002. Net loss in the nine month period ended September 30, 2003 amounted to $0.9 million, compared to $0.8 million in the same period in 2002.

     Following the completion of the private placement in the fourth quarter of 2003, our ownership interest in Wavion decreased to 38%.

     K.I.T. eLearning (a 45% holding). K.I.T. eLearning provides online academic programs. K.I.T. eLearning's revenues increased in the three and nine month periods ended September 30, 2003 by 88% and 73% to $1.7 million and $4.5 million compared to $0.9 million and $2.6 million in the same periods in 2002 as a result of the increase in student enrollments. KIT eLearning's operating loss decreased to $0.5 million and $2.3 million compared to $1.2 million and $3.6 million in the same periods in 2002, primarily due to the increase in revenues. At September 30, 2003, K.I.T. eLearning had approximately 1,800 students, mainly from the United Kingdom,

     Holland, Canada, Germany, China and Singapore, as compared to approximately 1,100 students at the end of 2002.

     Chip Express (a 33% holding). Chip Express, a manufacturer of late stage programmable gate array ASICs (Application Specific Integrated Circuits) continued to be affected in 2003 by the slowdown in the semiconductor industry and its revenues in the nine month period ended September 30, 2003 amounted to $9.9 million, compared to $12.9 million in the same period in 2002, and its net loss in the respective periods amounted to $6.1 million, compared to $3.6 million. However, the third quarter of 2003 reflects an improvement in Chip Express results; revenues increased to $3.6 million, compared to $3.0 million in the third quarter of 2002, and net loss decreased to $1.5 million, compared to $1.8 million in the respective period in 2002.

     Oren Semiconductor (a 41% holding). Oren is a developer of chips for the digital television market. In the three and nine months period ended September 30, 2003, Oren's revenues increased to $1.6 million and $3.3 million from $0.5 million and $1.5 million in the same periods in 2002, mainly due to revenues derived from development projects. As a result of the increased revenues, Oren's net loss in the three and nine month periods ended September 30, 2003 decreased to $0.5 million and $3.3 million compared to $1.6 million and $4.4 million in the same periods in 2002.

     Oren raised, in the third quarter of 2003, $8.0 million the proceeds of which it intends to use to finance its marketing and sales operations in the United States and Japan and to complete the development of its new products for those markets.

     AMT (a 28% holding). Since our investment in the company in August 2002, AMT's two operating companies, namely AHT and ACS, commenced introducing their amorphous metals technology-based products to the market, built up their operating and manufacturing infrastructure and completed staffing of management positions. In the three and nine months ended September 30, 2003, AHT recorded revenues of $0.3 million and $0.6 million, and net losses of $0.4 million and $1.3 million. ACS recorded in the three and nine months ended on September 30, 2003 revenues of $0.2 million and $0.4 million, and net losses of $0.3 million and $1.0 million.

Despite the decrease in our share in the net losses from our group companies, we expect that most of our group companies will continue to recognize losses in future quarters, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate they will continue to negatively affect our results of operations.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting. In addition to companies accounted for under the equity method, we have significant investment in Partner (Nasdaq: PTNR) which is accounted for as available-for-sale securities and whose results do not affect our results of operations.

     Partner (Nasdaq: PTNR) (a 8.73% holding). At September 30, 2003, the market value of our investment in Partner amounted to $93.2 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. In 2002, Partner reached a significant milestone, as it became a profitable company and generated cash flow. In the third quarter of 2003, Partner continued to improve its financial performance and demonstrate its ability to sustain revenue growth, profitability and positive cash flow. The following are highlights of the results of operations of Partner for the three and nine month periods ended September 30, 2003 (all figures below are convenience translations of Partner's nominal New Israeli Shekel (NIS) figures into US dollars at the rate of the exchange prevailing at September 30, 2003 according to which $1.00 equaled NIS 4.441):

     o Partner's revenues in the three and nine month periods ended September 30, 2003, increased by 11% and 10% to $269.4 million and $744.2 million from $241.2 million and $673.8 million in the same periods of 2002. Increased revenues as compared to last year were driven primarily by increased usage and subscriber growth. Partner's subscriber base at the end of the third quarter of 2003 was 2,032,000 up 15% from 1,758,000 at the end of the third quarter of 2002.

     o Partner's operating income in the three and nine month periods ended September 30, 2003 increased to $60.1 million and $138.6 million from $36.6 million and $91.0 million in the same periods in 2002, an increase of 64% and 52%. Operating income in the three and nine month periods ended September 30, 2003, as a percentage of revenues, increased to 22% and 19 % versus 15% and 14% in the same periods in 2002.

     o Partner's net income in the three and nine month periods ended September 30, 2003 was $38.0 million and $80.7 million compared to $11.5 million and $12.1 million in the same periods in 2002.

     Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $683 million of which $449 million had been drawn as of September 30, 2003. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective original holdings. All of the shares held by us as of September 30, 2003, amounting to approximately 15.9 million shares, are pledged by us in favor of the consortium of banks.

Gains from Sale of Shares and Changes in Holdings in Related Companies. Our gains from the sale of shares and changes in our holdings in related companies amounted to $3.1 million and $4.4 million in the three and nine month periods ended September 30, 2003 compared to $3.2 million and $5.2 million in the same periods in 2002. The gain in the nine month period ended September 30, 2003 resulted from the sale of 753,600 shares of Given Imaging held by RDC (of which 433,600 were sold in the third quarter of 2003) for approximately $7.8 million (of which approximately $5.0 million was in the third quarter of 2003).

The gain in the comparable periods in 2002 was also mainly with respect to the sale of Given Imaging shares by us and RDC.

Other Income (expenses), net. Other income, net, of the Other Holdings and Corporate Operation segment amounted to $24.9 million and $31.0 million in the three and nine month periods ended September 30, 2003 compared to $30 thousand and $0.3 million in the same periods in 2002. The gain in the nine month period ended September 30, 2003 resulted primarily from the following: (i) the sale of 6,278,226 Partner shares (of which 2,778,226 were sold in the third quarter of 2003) which resulted in a $11.1 million gain before tax (of which $6.1 million was recorded in the third quarter of 2003), for approximately $29.3 million (of which approximately $14.1 million was in the third quarter of 2003); (ii) the gain resulting from the merger of the urology therapy units of Galil Medical and Amersham of approximately $21.3 million (which after minority interest and income taxes amounted to $4.4 million); and (iii) a $2.0 million gain, before tax, from the sale of all the shares of 24/7 Real Media shares (Nasdaq: TFSM) held by us for approximately $5.2 million. These gains were partially offset by $3.9 million of write-downs (of which $2.7 million were in the third quarter of 2003) mainly with respect to Cellenium and Textology.

The gain in the period of nine months ended September 30, 2002 resulted mainly from a $0.6 million gain from the sale of NetManage Inc. shares (Nasdaq: NETM) held by us at that time.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. Cost of revenues of the Other Holdings and Corporate Operations segment in the three and nine month periods ended September 30, 2003 were $2.4 million and $3.9 million. For both periods of three and nine month ended September 30, 2002, cost of revenues of the Other Holdings and Corporate Operations segment were $1.5 million.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. The following table sets forth the segment operating expenses. The operating expenses presented below exclude restructuring expenses and amortization of other assets, in the amount of $0.1 million and $0.3 million in the three and nine months ended September 30, 2003, and $0.2 million in both periods of 2002, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item:

                 Three months ended September 30,   Nine months ended September 30,
                 --------------------------------   -------------------------------
                            2003   2002                       2003   2002
                            ----   ----                       ----   ----
                                             (millions of $)
Corporate                    1.7    1.5                        4.9    4.3
Galil Medical*               2.5    3.2                        9.8    3.2
MediaGate*                   0.6    0.9                        2.7    0.9
Other*                       0.5   (0.1)                       1.1   (0.2)
                            ----   ----                       ----   ----
                             5.3    5.5                       18.5    8.2
                            ----   ----                       ----   ----

* In the first half of 2002, the company's results were presented under the equity method.

Our corporate operating costs, which following the merger with Elbit in May 2002, represent the costs of the combined management, were $1.7 million and $4.9 million in the three and nine month periods ended September 30, 2003, compared to $1.5 million and $4.3 million in the same periods of 2002.

Operating expenses of Galil Medical in the three and nine month periods ended September 30, 2003 were $2.4 million and $9.8 million compared to $3.2 million and $8.8 million in the same periods in 2002. Operating expenses in the third quarter of 2003 includes approximately $1.2 million of costs related to the merger of the urology therapy units of Galil Medical and Amersham. Galil Medical's operating loss in the three and nine month periods ended September 30, 2003 amounted to $2.4 million and $7.5 million compared to $2.4 million and $6.8 million in the same periods in 2002. Following the merger of the urology therapy units of Galil Medical and Amersham, Galil plans to continue developing its cryotherapy technology for application in other health care fields, and to supply Oncura manufacturing and research and developments services on a cost plus basis, and therefore its operating loss is expected to decrease.

Operating expenses of MediaGate in the three and nine month periods ended September 30, 2003 were $0.6 million and $2.7 million compared to $3.3 million and $ 0.9 million in the same periods in 2002. MediaGate's operating loss in the three and nine month periods ended September 30, 2003 amounted to $ 0.1 million and $ 2.1 million compared to $0.5 million and $2.8 million in the same periods in 2002. The decrease in the operating loss of MediaGate resulted primarily from the decrease in operating expenses due to cost reduction programs implemented by MediaGate during 2002.

Amortization of other assets. Amortization of other assets in the three and nine month periods ended September 30, 2003 in the amount of $0.1 million and $0.3 million and $0.2 million in both periods in 2002 related to the excess costs in the acquisition of a controlling interest in Galil Medical and MediaGate which were attributed to these companies' intangible assets. As a result of the merger of the urology therapy units of Galil Medical and Amersham, 75% of the carrying amount of the intangibles related to the business sold was realized and 25%, representing the retained interest in the intangible assets transferred, are included in the deferred gain which is presented as a deduction from the investment in Oncura.

Finance expenses, net. Finance expenses, net, in the corporate operations and other holdings segment in the three and nine month periods ended September 30, 2003 amounted to $0.5 million and $0.4 million compared to income of $0.4 million and $1.0 million in the same periods in 2002.

Income Taxes. Income taxes, net, in the three and nine month periods ended September 30, 2003 were $3.9 million and $5.7 million, which were mainly due to income taxes with respect to the sale of Partner, Given Imaging and 24/7 Real Media shares, as well as with respect to the merger of the urology therapy units of Galil Medical and Amersham and net of a tax benefit, mainly with respect to corporate losses. In the three and nine month periods ended September 30, 2002, we recorded a tax benefit of $0.4 million and $1.7 million mainly with respect to corporate losses.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits (including short and long-term) at September 30, 2003 were approximately $109.6 million compared with $96.8 million at December 31, 2002. At September 30, 2003, the corporate cash, debentures and deposits (including short and long term) were $101.8 million compared with $94.1 million at December 31, 2002. An amount of $26.6 million is collateralized to secure current maturities of long-term bank loans of ESW and Elron TeleSoft.

The main sources of the corporate cash and other liquid instruments in the nine month period ended September 30, 2003 were $29.3 million proceeds from the sale of 6,278,226 shares of Partner, $5.2 million proceeds from the sale of 24/7 Real Media shares, a $4.3 million repayment of loan granted to RDC, and a $2.2 million dividend received from Elbit Systems.

The main uses of the corporate cash and other liquid instruments in the nine month period ended September 30, 2003 were an aggregate of $24.4 million investments in new and existing group companies, (including $6.0 million for the purchase of shares of Given Imaging from RDC) and $5.8 million repayment of bank loans.

Consolidated working capital at September 30, 2003 was $41.3 million compared to $31.8 million at December 31, 2002. The increase was primarily due to the following:

(i) increase in cash and cash equivalents mainly as a result of the sale of Partner and 24/7 Real Media shares in the aggregate amount of $34.5 million;

(ii) increase in marketable securities as a result of the Zix's shares received as consideration for the sale of ESW's business. The value of Zix shares as of September 30, 2003 amounted to approximately $13.2 million; and

(iii) The classification of $23.7 million as short-term deposits which are used to secure Elron Telesoft and ESW's loan and which were previously classified as long-term deposits.

This increase was partially offset by $24.4 million investment in our group companies and new companies and by the classification as short-term loans of $43.4 million which was previously classified as long-term loans.

Consolidated loans at September 30, 2003 were approximately $72.0 million, of which $67.0 million are attributed to Elron TeleSoft and ESW, and of which an amount of $26.6 million has been secured by our pledged debentures, marketable securities and deposits to secure bank loans made available to Elron TeleSoft and Elron Software. In addition, in connection with some of Elron TeleSoft's bank loans, we have provided to the lending bank a comfort letter.

In 2001, we, together with other major shareholder of NetVision, provided letters of comfort in connection with the credit line granted to NetVision by banks pursuant to which we jointly undertook not to reduce our joint holdings beyond a certain percentage. The amount outstanding under the credit line at September 30, 2003 was approximately $23.5 million.

Subsequent to September 30, 2003 and through November 10, 2003, we invested an additional aggregate amount of approximately $1.2 million in our group companies, which include mainly $1.0 million in Wavion.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at September 30, 2003, was approximately $277.0 million representing approximately 64% of the total assets compared with $259.4 million representing approximately 66% of total assets at December 31, 2002.

                                    # # # # #

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                         CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                            As of September 30, 2003
                                   (Unaudited)

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                            As of September 30, 2003
                                   (Unaudited)

                                    CONTENTS

                                                                           Page
                                                                          -----
Consolidated Balance Sheets                                                1 - 2

Consolidated Statements of Operations                                        3

Consolidated Statements of  Shareholders' Equity                           4 - 5

Consolidated Statements of Cash Flows                                      6 - 8

Notes to the Consolidated Financial Statements                            9 - 24

Annex to the Consolidated Financial Statements                              25

                                   # # # # # #

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                           CONSOLIDATED BALANCE SHEETS
                In thousands of U.S. Dollars, except share data

                                                            September 30,   December 31,
                                                                2003            2002
                                                            -------------   ------------
                                                             (Unaudited)      (Audited)
ASSETS
   Current assets:
      Cash and cash equivalents                               $ 80,948        $ 67,901
      Marketable securities, debentures and bank deposits       41,074           3,180
      Trade receivables, net                                     5,488           9,238
      Other receivables and prepaid expenses                     3,451           4,528
      Inventories and contracts-in-progress                      2,169           2,197
                                                              --------        --------
         Total current assets                                  133,130          87,044
                                                              --------        --------

   Long-term assets:
      Investments in affiliated companies                      158,762         132,204(*)
      Investments in other companies and long-term
         receivables                                            98,256          89,134(*)
      Debentures and bank deposits                                 725          28,928
      Deferred taxes                                             1,878           2,990
      Severance pay deposits                                     2,372           2,262
                                                              --------        --------
         Total long-term assets                                261,993         255,518
                                                              --------        --------

   Property and equipment, net                                   8,813          11,576
                                                              --------        --------

   Intangible assets:
      Goodwill                                                  18,921          21,538
      Other intangible assets                                   10,210          18,577
                                                              --------        --------
                                                                29,131          40,115
                                                              --------        --------

         Total assets                                         $433,067        $394,253
                                                              ========        ========

(*)  Restated -see note 3(G)

     The accompanying notes to the consolidated financial statements form an integral part thereof.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                           CONSOLIDATED BALANCE SHEETS
                 In thousands of U.S. Dollars, except share data

                                                                               September 30,   December 31,
                                                                                    2003           2002
                                                                               -------------   ------------
                                                                                (Unaudited)      (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
      Short-term loans from banks                                                 $ 11,667       $ 15,362
      Current maturities of long-term loans from banks
         and others                                                                 58,832         17,637
      Trade payables                                                                 5,197          5,738
      Other payables and accrued expenses                                           16,093         16,516
                                                                                  --------       --------
         Total current liabilities                                                  91,789         55,253
                                                                                  --------       --------

   Long-term liabilities:
      Long-term loans from banks and others                                          1,544         49,389
      Accrued severance pay and retirement
         obligations                                                                 3,069          2,921
      Deferred taxes                                                                35,155         23,650
      Other                                                                            103            414
                                                                                  --------       --------
         Total long-term liabilities                                                39,871         76,374
                                                                                  --------       --------

   Minority interest                                                                24,416          3,185
                                                                                  --------       --------

   Shareholders' equity:
      Ordinary shares of NIS 0.003 par value;
         Authorized - 35,000,000 shares; Issued and outstanding - 29,203,470 and 29,180,970 shares as of September 30, 2003 and December 31,
         2002, respectively                                                          9,572          9,572
      Additional paid-in capital                                                   268,426        267,482
      Accumulated other comprehensive income                                        34,454          7,529
      Accumulated deficit                                                          (35,461)       (25,142)(*)
                                                                                  --------       --------
         Total shareholders' equity                                                276,991        259,441
                                                                                  --------       --------
         Total liabilities and shareholders' equity                               $433,067       $394,253
                                                                                  ========       ========

(*)  Restated -see note 3(G)

     The accompanying notes to the consolidated financial statements form an integral part thereof.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          In thousands of U.S. Dollars, except share and per share data

                                                        For the nine months     For the three months
                                                        ended September 30,     ended September 30,    For the year ended
                                                      ----------------------   ---------------------      December 31,
                                                        2003         2002       2003        2002             2002
                                                      --------   -----------   --------   ----------   ------------------
                                                            (Unaudited)             (Unaudited)            (Audited)
Income
   Net revenues                                       $ 12,555   $    10,877   $  4,724   $    3,479      $    15,179
   Equity in losses of affiliated companies             (8,051)   (*)(20,833)    (1,178)   (*)(4,277)      (*)(24,189)
   Gain from disposal and changes in holdings in
      subsidiaries and affiliated companies, net         4,391         5,259      3,132        3,227            6,888
   Other income (expenses), net                         30,967           319     24,907           35             (743)
                                                      --------   -----------   --------   ----------      -----------
                                                        39,862        (4,378)    31,585        2,464           (2,865)
                                                      --------   -----------   --------   ----------      -----------
Costs and Expenses
   Cost of revenues                                      7,746         8,002      3,454        2,893           10,716
   Research and development expenses, net                3,199         2,380        762        1,232            3,418
   Marketing and selling expenses, net                   7,195         3,095      1,004        2,642            6,412
   General and administrative expenses                  10,091         6,356      4,181        2,576            9,658
   Restructuring costs                                      --         1,169         --           91            1,747
   Amortization of intangible assets                       839           800        251          413            1,044
   Financial expenses (income), net                        779            45       (234)          18               81
                                                      --------   -----------   --------   ----------      -----------
                                                        29,849        21,847      9,418        9,865           33,076
                                                      --------   -----------   --------   ----------      -----------

Income (loss) before tax benefit (taxes on income)      10,013       (26,225)    22,167       (7,401)         (35,941)
Tax benefit (taxes on income)                           (5,735)        1,579     (3,897)         403            2,862
                                                      --------   -----------   --------   ----------      -----------
Income (loss) from continuing operations after tax
   benefit (taxes on income)                             4,278       (24,646)    18,270       (6,998)         (33,079)
Minority interest in losses (income) of
   subsidiaries                                        (11,915)          305    (15,569)          71            2,823
                                                      --------   -----------   --------   ----------      -----------
Income (loss) from continuing operations                (7,637)      (24,341)     2,701       (6,927)         (30,256)
Income (loss) from discontinued operations              (2,682)       (9,061)       319       (1,777)         (11,323)
                                                      --------   -----------   --------   ----------      -----------
      Net income (loss)                               $(10,319)  $   (33,402)  $  3,020   $   (8,704)     $   (41,579)
                                                      ========   ===========   ========   ==========      ===========

Basic income (loss) per share -
      Income (loss) from continuing operations        $  (0.26)  $  (*)(0.96)  $   0.09   $ (*)(0.24)     $  (*)(1.15)
      Income (loss) from discontinued
         operations                                      (0.09)        (0.36)      0.01        (0.06)           (0.43)
                                                      --------   -----------   --------   ----------      -----------
         Net income (loss)                            $  (0.35)  $  (*)(1.32)  $   0.10   $ (*)(0.30)     $  (*)(1.58)
                                                      ========   ===========   ========   ==========      ===========
Diluted income (loss) per share -
      Income (loss) from continuing operations        $  (0.26)  $  (*)(0.97)  $   0.09   $ (*)(0.24)     $  (*)(1.15)
      Income (loss) from discontinued operations         (0.09)        (0.36)      0.01        (0.06)           (0.43)
                                                      --------   -----------   --------   ----------      -----------
      Net income (loss)                               $  (0.35)  $  (*)(1.33)  $   0.10   $ (*)(0.30)     $  (*)(1.58)
                                                      ========   -----------   ========   ----------      -----------
Weighted average number of shares used in computing
   basic and diluted net income (loss) per share
   (thousands)                                          29,190        25,308     29,203       29,158           26,272
                                                      ========   ===========   ========   ==========      ===========

(*)  Restated-see note 3(G)

     The accompanying notes to the consolidated financial statements form an integral part thereof.

            [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 In thousands of U.S. Dollars, except share data

                                                                                                             Accumulated
                                                                                               Additional       other
                                                                          Number      Share     paid-in     comprehensive
                                                                        of shares    capital    capital         income
                                                                        ----------   -------   ----------   -------------
Audited
Balance as of January 1, 2002                                           21,213,664    $9,567    $165,680      $ 42,231
Exercise of options                                                         87,863        --         605            --
Issuance of shares pursuant to the merger with Elbit                     5,617,601         4      71,191            --
Issuance of shares pursuant to the purchase of DEP                       2,261,842         1      29,448            --
Changes in additional paid-in capital in affiliated companies                   --        --         336            --
Amortization of deferred stock compensation                                     --        --         222            --
Other comprehensive loss, net of tax:
   Unrealized losses on available for sale marketable securities                --        --          --       (33,035)
   Reclassification adjustment for gain realized net of other than
      temporary decline included in net loss                                    --        --          --        (1,070)
   Minimum pension liability in an affiliated Company                           --        --          --          (597)
Net loss                                                                        --        --          --            --
                                                                        ----------    ------    --------      --------
Balance as of December 31, 2002                                         29,180,970    $9,572    $267,482      $  7,529
Total comprehensive loss

Unaudited
Exercise of options                                                         22,500        --         154            --
Changes in additional paid-in capital in affiliated companies                   --        --         609            --
Amortization of deferred stock compensation                                     --        --         181            --
Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale marketable securities                 --        --          --        35,080
   Reclassification adjustment for gain realized included in net loss           --        --          --        (7,963)
   Foreign currency translation adjustment                                      --        --          --          (365)
   Unrealized gains on derivative instruments in affiliated companies           --        --          --           173
Net loss                                                                        --        --          --            --
                                                                        ----------    ------    --------      --------
Balance as of September 30, 2003                                        29,203,470    $9,572    $268,426      $ 34,454
                                                                        ==========    ======    ========      ========
Total comprehensive income

Unaudited
Balance as of January 1, 2002                                           21,213,664    $9,567    $165,680      $ 42,231
Exercise of options                                                         65,250        --         449            --
Issuance of shares pursuant the merger with Elbit                        5,617,601         4      71,191            --
Issuance of shares pursuant the purchase of DEP                          2,261,843         1      29,448            --
Changes in additional paid-in capital in affiliated companies                   --        --         278            --
Amortization of deferred stock compensation                                     --        --         129            --
Other comprehensive income (loss), net of tax:
   Unrealized losses on available for sale marketable securities                --        --          --       (27,478)
   Reclassification adjustment for gain realized included in net loss           --        --          --        (1,399)
   Foreign currency translation adjustment                                      --        --          --            27
Net loss                                                                        --        --          --            --
                                                                        ----------    ------    --------      --------
Balance as of September 30, 2002                                        29,158,358    $9,572    $267,175      $ 13,381
                                                                        ==========    ======    ========      ========
Total comprehensive loss

                                                                          Retained
                                                                          earnings         Total            Total
                                                                        (Accumulated   shareholders'   comprehensive
                                                                          deficit)        equity       income (loss)
                                                                        ------------   -------------   -------------
Audited
Balance as of January 1, 2002                                            $ 16,437(*)     $233,915
Exercise of options                                                            --             605
Issuance of shares pursuant to the merger with Elbit                           --          71,195
Issuance of shares pursuant to the purchase of DEP                             --          29,449
Changes in additional paid-in capital in affiliated companies                  --             336
Amortization of deferred stock compensation                                    --             222
Other comprehensive loss, net of tax:
   Unrealized losses on available for sale marketable securities               --         (33,035)       (33,035)
   Reclassification adjustment for gain realized net of other than
      temporary decline included in net loss                                   --          (1,070)        (1,070)
   Minimum pension liability in an affiliated Company                          --            (597)          (597)
Net loss                                                                  (41,579)(*)     (41,579)(*)    (41,579)(*)
                                                                         --------        --------       --------
Balance as of December 31, 2002                                          $(25,142)       $259,441
Total comprehensive loss                                                                                $(76,281)
                                                                                                        ========
Unaudited
Exercise of options                                                            --             154
Changes in additional paid-in capital in affiliated companies                  --             609
Amortization of deferred stock compensation                                    --             181
Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale marketable securities                --          35,080         35,080
   Reclassification adjustment for gain realized included in net loss          --          (7,963)        (7,963)
   Foreign currency translation adjustment                                     --            (365)          (365)
   Unrealized gains on derivative instruments in affiliated companies          --             173            173
Net loss                                                                  (10,319)        (10,319)       (10,319)
                                                                         --------        --------       --------
Balance as of September 30, 2003                                         $(35,461)       $276,991
                                                                         ========        ========
Total comprehensive income
Unaudited                                                                                               $ 16,606
                                                                                                        ========
Balance as of January 1, 2002                                            $ 16,437(*)     $233,915
Exercise of options                                                            --             449
Issuance of shares pursuant the merger with Elbit                              --          71,195
Issuance of shares pursuant the purchase of DEP                                --          29,449
Changes in additional paid-in capital in affiliated companies                  --             278
Amortization of deferred stock compensation                                    --             129
Other comprehensive income (loss), net of tax:
   Unrealized losses on available for sale marketable securities               --         (27,478)       (27,478)
   Reclassification adjustment for gain realized included in net loss          --          (1,399)        (1,399)
   Foreign currency translation adjustment                                     --              27             27
Net loss                                                                  (33,402)(*)     (33,402)(*)    (33,402)(*)
                                                                         --------        --------       --------
Balance as of September 30, 2002                                         $(16,965)       $273,163
                                                                         ========        ========
Total comprehensive loss                                                                                $(62,252)
                                                                                                        ========

     The accompanying notes to the consolidated financial statements form an integral part thereof.

            [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                 In thousands of U.S. Dollars, except share data

                                                                                                              Accumulated
                                                                                                Additional      other
                                                                    Number of                     paid-in    comprehensive
                                                                     shares     Share capital     capital       income
                                                                   ----------   -------------   ----------   -------------
Unaudited
Balance as of July 1, 2003                                         29,203,470      $9,572        $269,040       $22,818
Changes in additional paid-in capital in affiliated companies              --          --            (669)           --
Amortization of deferred stock compensation                                --          --              55            --
Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale marketable securities            --          --              --        15,710
   Reclassification adjustment for gain realized included in net
      income                                                               --          --              --        (3,808)
   Foreign currency translation adjustment                                 --          --              --           (12)
   Unrealized losses on derivative instruments in affiliated
      companies                                                            --          --              --          (254)
Net Income                                                                 --          --              --            --
                                                                   ----------      ------        --------       -------
Balance as of September 30, 2003                                   29,203,470      $9,572        $268,426       $34,454
                                                                   ==========      ======        ========       =======
Total comprehensive income

Balance as of July 1, 2002                                         29,158,358      $9,572        $267,295       $17,403
Exercise of options                                                                    --              --            --
Changes in additional paid-in capital in affiliated companies              --          --            (120)           --
Other comprehensive income (loss), net of tax:
   Unrealized losses on available for sale marketable securities           --          --              --        (4,034)
   Reclassification adjustment for gain realized included in net
      loss                                                                 --          --              --            (3)
   Foreign currency translation adjustment                                 --          --              --            15
Net loss                                                                   --          --              --            --
                                                                   ----------      ------        --------       -------
Balance as of September 30, 2002                                   29,158,358      $9,572        $267,175       $13,381
                                                                   ==========      ======        ========       =======
Total comprehensive loss

                                                                     Retained
                                                                      earnings        Total           Total
                                                                   (Accumulated   shareholders'   comprehensive
                                                                      deficit)       equity       income (loss)
                                                                   ------------   -------------   -------------
Unaudited
Balance as of July 1, 2003                                           $(38,481)      $262,949
Changes in additional paid-in capital in affiliated companies              --           (669)
Amortization of deferred stock compensation                                --             55
Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale marketable securities            --         15,710          15,710
   Reclassification adjustment for gain realized included in net
      income                                                               --         (3,808)         (3,808)
   Foreign currency translation adjustment                                 --            (12)            (12)
   Unrealized losses on derivative instruments in affiliated
      companies                                                            --           (254)           (254)
Net Income                                                              3,020          3,020           3,020
                                                                     --------       --------        --------
Balance as of September 30, 2003                                     $(35,461)      $276,991
                                                                     ========       ========
Total comprehensive income                                                                          $ 14,656
                                                                                                    ========
Balance as of July 1, 2002                                           $ (8,261)      $286,009
Exercise of options                                                        --             --
Changes in additional paid-in capital in affiliated companies              --           (120)
Other comprehensive income (loss), net of tax:
   Unrealized losses on available for sale marketable securities           --         (4,034)         (4,034)
   Reclassification adjustment for gain realized included in net
      loss                                                                 --             (3)             (3)
   Foreign currency translation adjustment                                 --             15              15
Net loss                                                               (8,704)(*)     (8,704)(*)      (8,704)(*)
                                                                     --------       --------        --------
Balance as of September 30, 2002                                     $(16,965)      $273,163
                                                                     ========       ========
Total comprehensive loss                                                                            $(12,726)
                                                                                                    ========

(*)  Restated -see note 3(G)

     The accompanying notes to the consolidated financial statements form an integral part thereof.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          In thousands of U.S. Dollars

                                                                                 For the nine months ended   For the year
                                                                                        September 30,           ended
                                                                                 -------------------------   December 31,
                                                                                      2003       2002            2002
                                                                                    --------   --------      ------------
                                                                                         (Unaudited)          (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                         $(10,319)  $(33,402)      $(41,579)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Equity in losses of affiliated companies                                         8,051     20,833         24,189
      Dividend from affiliated companies                                               2,189      1,967          2,670
      Minority interest in income (losses) of subsidiaries                            11,915       (305)        (2,823)
      Gain from disposal and changes in holdings in affiliated companies, net         (4,391)    (5,259)        (6,888)
      Gain from sale of investments in available for sale securities                 (13,122)      (634)          (706)
      Gain resulting from sale of businesses                                         (22,825)    (2,095)        (1,991)
      Depreciation and amortization                                                    3,017      2,825          4,372
      Decline in value of other investments                                            4,104        839          2,169
      Amortization (appreciation) of deferred stock compensation and call
         options                                                                       1,551     (1,558)          (104)
      Deferred taxes, net                                                              5,647     (1,519)        (3,398)
  Changes in operating assets and liabilities
      Decrease (increase) in trade receivables                                         3,366      1,771          2,515
      Decrease (increase) in other receivables and prepaid expenses                      891      3,758          3,439
      Decrease (increase) in trading securities, net                                      (6)       235            231
      Decrease (increase) in inventories and contracts-in-progress                      (109)     1,130            698
      Decrease in trade payables                                                        (220)    (1,427)        (1,385)
      Decrease in other payables and accrued expenses                                 (5,680)   (10,672)       (11,314)
      Other                                                                             (182)     1,361            695
                                                                                    --------   --------       --------
            Net cash used in operating activities                                    (16,123)   (22,152)       (29,210)
                                                                                    --------   --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in affiliated companies                                                (12,218)   (18,118)       (19,951)
   Cash and cash equivalents resulting from the merger with Elbit
      (Schedule A)                                                                        --     14,907         14,883
   Cash and cash equivalents resulting from the share purchase of DEP
      (Schedule B)                                                                        --        284            284
   Cash and cash equivalents resulting from newly consolidated subsidiaries
      (Schedule C)                                                                        --      2,978          2,978
   Cash and cash equivalents resulting from sale of businesses and
      subsidiaries (Schedule D)                                                       (2,959)    (1,984)        (1,984)
   Investment in other companies                                                        (299)    (1,521)        (3,700)
   Proceeds from sale of Elbit Systems shares                                             --         --          5,862
   Proceeds from sale of Given Imaging shares                                         13,878      6,918          6,918
   Proceeds from sale of investments in other companies                                   --         --            405
   Repayment of long term receivables                                                    772         --             --
   Proceeds from sale of available for sale securities                                37,191        789            890
   Investments in held to maturity debentures and deposits                            (8,807)    (7,480)       (11,381)
   Proceeds from maturities of deposits and held to maturity debentures                9,057      2,147          4,482
   Purchase of property and equipment                                                   (433)      (463)          (969)
   Proceeds from sale of property and equipment                                          235         63            515
   Proceeds from sale of certain activities                                               --      6,110          6,589
                                                                                    --------   --------       --------
            Net cash provided by investing activities                                 36,417      4,630          5,821
                                                                                    --------   --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from options exercised                                                       154        449            605
   Proceeds from exercise of options in a subsidiary                                      --          2              2
   Receipt of long-term loans from banks                                               3,516        402          9,152
   Repayment of loans from shareholder                                                    --     (1,378)        (1,378)
   Repayment of long-term loans                                                       (6,031)      (193)          (706)
   Decrease in short-term bank credit, net                                            (4,124)    (2,706)        (8,954)
   Repayment of loans from minority shareholders of a subsidiary                      (4,246)        --             --
   Receipt of short-term loans from minority shareholders of a subsidiary                429         --             --
   Proceeds from issuance of convertible notes to minority shareholders of a
      subsidiary                                                                       3,055        727          2,165
                                                                                    --------   --------       --------
            Net cash provided by (used in) financing activities                       (7,247)    (2,697)           886
                                                                                    --------   --------       --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      13,047    (20,219)       (22,503)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                              67,901     90,404         90,404
                                                                                    --------   --------       --------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                  $ 80,948   $ 70,185       $ 67,901
                                                                                    ========   ========       ========

(*)  Restated -see note 3(G)

     The accompanying notes to the consolidated financial statements form an integral part thereof.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars

                                                                        For the nine months   For the year
                                                                        ended September 30,      ended
                                                                        -------------------   December 31,
                                                                         2003       2002          2002
                                                                        ------   ----------   ------------
                                                                            (Unaudited)        (Audited)
Supplemental cash flow information:
   Cash paid during the year for:
      Income taxes                                                      $   83   $     133     $     521
                                                                        ======   =========     =========
      Interest                                                          $1,186   $   1,390     $   1,916
                                                                        ======   =========     =========

SCHEDULE A:
   Cash and cash equivalents resulting from the merger with Elbit
      Assets acquired and liabilities assumed on the merger date:
         Working capital net (except cash and cash equivalents)         $   --   $   6,969     $   6,969
         Property and equipment                                             --      (9,225)       (9,225)
         Investments in affiliated companies                                --      (5,423)       (5,423)
         Other investments                                                  --    (111,482)     (111,482)
         Other long -term assets                                            --      (1,820)       (1,820)
         Goodwill                                                           --     (18,251)      (18,275)
         Long-term liabilities                                              --      40,123        40,123
         Investment at equity prior to merger                               --      42,739        42,739
         Minority interests                                                 --          82            82
         Issuance of shares                                                 --      71,195        71,195
                                                                        ------   ---------     ---------
         Cash and cash equivalents acquired                             $   --   $  14,907     $  14,883
                                                                        ======   =========     =========

SCHEDULE B:
   Cash and cash equivalents resulting from the share purchase of DEP
      Assets acquired and liabilities assumed at the share purchase date:
         Working capital net (except cash and cash equivalents)         $   --   $  19,115     $  19,115
         Property and equipment                                             --         (28)          (28)
         Investments in affiliated companies                                --     (40,493)      (40,493)
         Other investments                                                  --      (3,315)       (3,315)
         Other assets                                                       --      (5,486)       (5,486)
         Long-term liabilities                                              --       1,451         1,451
         Investment at equity prior to acquisition                          --         385           385
         Minority interests                                                 --        (794)         (794)
         Issuance of shares                                                 --      29,449        29,449
                                                                        ------   ---------     ---------
         Cash and cash equivalents acquired                             $   --   $     284     $     284
                                                                        ======   =========     =========

     The accompanying notes to the consolidated financial statements form an integral part thereof.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars

                                                                   For the nine months   For the year
                                                                   ended September 30,      ended
                                                                   -------------------   December 31,
                                                                     2003       2002         2002
                                                                   --------   --------   ------------
                                                                       (Unaudited)        (Audited)
SCHEDULE C:

Cash and cash equivalents resulting from newly consolidated
   subsidiaries
   Assets acquired and liabilities assumed at the purchase date:
      Working capital net (except cash and cash equivalents)       $     --   $  3,230     $  3,230
      Property and equipment                                             --     (2,007)      (2,007)
      Other assets                                                       --    (12,024)     (12,024)
      Deferred taxes                                                     --      3,260        3,260
      Accrued severance pay, net                                         --        179          179
      Investment at equity prior to acquisition                          --      8,231        8,231
      Minority interests                                                 --      2,109        2,109
                                                                   --------   --------     --------
      Cash and cash equivalents acquired                           $     --   $  2,978     $  2,978
                                                                   ========   ========     ========
SCHEDULE D:

Cash and cash equivalents resulting from sale of businesses and subsidiaries
   Assets and liabilities at date of sale:
      Working capital net (except cash and cash equivalents)       $    458   $   (758)    $   (677)
      Property and equipment                                          1,274        266          266
      Other assets                                                    6,532        200          200
      Deferred tax liability                                           (907)        --           --
      Accrued severance pay, net                                        531        (33)         (33)
      Gain resulting from sale of businesses                         22,825      2,072        1,991
   Securities received:
      Marketable securities                                          (5,400)    (1,600)      (1,600)
      Other investments                                              (1,000)    (2,131)      (2,131)
      Investment in affiliated Company                              (30,272)        --           --
      Liability incurred                                              3,000         --           --
                                                                   --------   --------     --------
      Cash and cash equivalents received                           $ (2,959)  $ (1,984)    $ (1,984)
                                                                   ========   ========     ========

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 1 - GENERAL

     The accompanying unaudited condensed interim consolidated financial statements have been prepared as of September 30, 2003, and for the nine months and three months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 9 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

     These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2002 included in the Company's Annual Report on Form 20F.

     The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

     Results for the nine months and three months periods ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

     A. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

          The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

     B.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("the interpretation"). In general, a variable interest entity (VIE) is an entity that has (1) insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (2) equity investors that as a group do not have the ability through voting or similar rights to make decisions about the entity's activities, or (3) investors that as a group do not have the obligation to absorb the entity's losses or have the right to receive the benefits of the entity. The interpretation requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     B.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)

          The Company has investments in and loans to various companies that are engaged primarily in the fields of high technology. Most of these companies are in their early stages of development and will require substantial third party investments until they can finance their activities without additional support from other parties. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors. The investments in these companies are consolidated or accounted for by the equity method by the Company.

          Pursuant to FASB Staff Position Fin 46-6, the Company has decided to apply the provisions of this interpretation as of December 31, 2003, in respect of variable interests in VIEs created before February 1, 2003. The provisions of this interpretation apply immediately to variable interests in VIEs created after January 31, 2003. Since the Company has no such interests in VIEs created after January 31, 2003, the application of this interpretation had no impact on the Company's consolidated results of operations or consolidated balance sheet to date.

          The Company is currently evaluating the effects of this interpretation in respect of its investments. It is possible that some of its unconsolidated investees may be considered a VIE in accordance with the interpretation. Accordingly, if it is determined that the Company is the primary beneficiary of a VIE, the Company will be required to consolidate the financial statements of such a VIE with its own financial statements as of December 31, 2003.

          As of September 30, 2003, the Company's maximum exposure to loss does not exceed its investment in any of these companies.

Note 3 - MAJOR TRANSACTIONS

     A.   ELRON SW, INC (("ESW"), Formerly ELRON SOFTWARE INC ("ESI""))

          On September 2, 2003, Elron's majority owned subsidiary, ESI, sold substantially all of its assets and business to Zix Corporation (Nasdaq: ZIXI) ("Zix"), a publicly traded company on Nasdaq and a global provider of e-messaging protection and transaction services. In consideration for the assets and business sold, Zix issued to ESI 1,709,402 unregistered shares of its common stock, with a market value of approximately $6,000 and a convertible note bearing an interest rate of 5.75% (the "Note") in the amount of $1,000 which is due in twelve monthly installments commencing in September 2004. The Note may be converted at Elron's instance into Zix common stock at a conversion price of $3.86 per share. As part of the transaction, Zix assumed certain liabilities of ESI in the net amount of approximately $1,000.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 3 - MAJOR TRANSACTIONS (Cont.)

     A.   ELRON SW, INC (("ESW"), Formerly ELRON SOFTWARE INC. ("ESI"")) (Cont.)

          Following the transaction, ESI changed its name to ELRON SW, INC. ("ESW").

          Of the 1,709,402 shares of Zix common stock, ESW undertook to grant a beneficial interest in approximately 85,000 common shares to certain of its former employees in recognition of services rendered to ESW. The fair value of these shares on September 2, 2003 was approximately $300.

          As of September 30, 2003 the Zix common stock held by Elron constitute approximately 6% of the outstanding share capital of Zix.

          In determining the gain on the sale of ESI's business, Elron valued the Zix common stock at $ 5,400 (a discount from market value of approximately 10% due to certain restrictions on their sale). Accordingly, Elron recorded a gain on the sale of approximately $1,600 in the third quarter of 2003. In addition, following the transaction, substantially all of ESW's employees were transferred to Zix and ESW options held by these former employees are expected to expire 90 days after the transaction date as a result of which Elron expects to record an additional gain of approximately $2,500 in the fourth quarter of 2003. This gain represents the elimination of the liability to minority shareholders previously recorded by Elron in respect of these options.

          The Zix common stock will be registered for sale on Nasdaq and therefore are accounted for as available for sale securities in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities".

          The business sold by ESI represents a component of an entity as defined in SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Since the operations and cash flows of the business sold have been eliminated from the operations of ESI and ESI will no longer have any significant continuing involvement in the operations of the business after its sale, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 3 - MAJOR TRANSACTIONS (Cont.)

     B.   GALIL MEDICAL LTD. ("Galil")

          1. In 2003, Elron and RDC invested a total amount of approximately $4,700 in Galil in the form of notes convertible into Galil's shares ("Notes") pursuant to addenda to the note purchase agreement which Galil originally signed with certain existing shareholders, including Elron and RDC, in May 2002 (the "Note Agreement"), upon the same terms and conditions as the Note Agreement.

          2. On July 1, 2003, Galil announced the completion of the merger of Galil's urology business and the Brachytherapy business of Amersham plc (LSE, NYSE, OSE: AHM) ("Amersham"). According to an agreement signed on April 22, 2003, a new company, Oncura Inc. ("Oncura"), was incorporated. Oncura is to provide minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. At the closing, Amersham and Galil each contributed the assets necessary for Oncura to conduct the Cryotherapy business and the Brachytherapy business, respectively, in the urology field and in exchange therefore, Amersham received 78% and Galil received 22% of the outstanding shares of Oncura. In addition, at the closing, Galil purchased 3% of Oncura from Amersham in consideration for $4,500 in cash of which $1,500 was paid at the closing and the balance will be paid in two equal installments in December 2003 and June 2004, resulting in Galil's aggregate ownership interest of 25% in Oncura. Until the payment of the balance, 4% of Oncura shares held by Galil, are pledged in favor of Amersham.

               Galil and Amersham each entered, separately, into supply and R&D service agreements pursuant to which Galil and Amerham shall provide Oncura with certain exclusive supply, manufacturing and R&D services, upon a cost plus basis, according to terms and conditions stipulated in the relevant agreements.

               Galil accounted for the transfer of its business in exchange for an interest in Oncura as a nonmonetary exchange which is to be recorded at fair value. The fair value of the transaction was determined based on an independent valuation of Oncura, according to which the fair value of Oncura is approximately $150,000. As Galil retains an indirect interest in the tangible and intangible assets transferred to Oncura, the portion of the gain relating to the interest retained is to be deferred until realization by sale or amortization by Oncura. Accordingly, the investment in Oncura, which is to be accounted for under the equity method, was recorded in the amount of approximately $30,000.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 3 - MAJOR TRANSACTIONS (Cont.)

     B.   GALIL MEDICAL LTD. ("Galil")

          2.   (Cont.)

               As a result, a gain from the transaction of approximately $21,300 was recorded in the statements of operations as "other income". The gain is net of realization of goodwill in the amount of approximately $500. Elron's share in the gain (net of minority interest and income taxes) amounted to approximately $4,400.

               The investment in Oncura includes amounts allocated to goodwill of approximately $14,200, to other intangibles of $24,500 and to deferred tax liabilities of $ 9,300.

          3. On September 4, 2003 Galil entered into a convertible loan agreement with certain of its shareholders, according to which Galil received a loan in the amount of $1,200. The loan shall be converted into Ordinary Shares of Galil subject to certain events, otherwise, the loan shall be repaid to the lenders together with interest at a rate of LIBOR +2%. Elron's and RDC's investment pursuant to the loan agreement amounted to approximately $700.

     C.   WAVION INC. ("Wavion")

          On June 1, 2003, Elron invested $2,000 in Wavion in consideration for Series B preferred shares, out of an aggregate amount of $6,000 raised by Wavion in a private placement from Elron and new investor ("Series B Share Purchase Agreement"). In addition to this investment, Elron converted loans in the amount of approximately $1,600 previously granted to Wavion in 2001 and 2002 to Series A1 preferred shares. Following the above transaction and the loan conversion, Elron's ownership interest in Wavion increased from approximately 45% to 52% of the outstanding shares of Wavion.

          Subsequent to the balance sheet date, on October 28, 2003, Wavion signed an addendum to the Series B Share Purchase Agreement with Elron and additional new investors, pursuant to which Elron invested an additional $1,000 in Wavion in consideration for Series B preferred shares as part of an additional aggregate investment of $6,500 in the company. As a result, Elron's ownership interest in Wavion decreased to approximately 38%.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 3 - MAJOR TRANSACTIONS (Cont.)

     D.   KIDUM ELRON IT LTD. ("KIT")

          On July 14, 2003 Elron invested $2,000 in K.I.T. eLearning B.V ("K.I.T. eLearning", formerly Kidum Holding B.V.), in consideration for Series B-2 preferred shares, as part of an aggregate investment of $4,000, the balance of which was invested by Discount Investment Corporation ("DIC"). Elron and DIC each advanced $500 on account of the investment in 2002 and in 2003, respectively. K.I.T. eLearning was previously the operating subsidiary of KIT in which Elron held approximately 29%. In addition to this investment, Elron's holdings in KIT and a loan in the amount of $1,500 were converted into shares of K.I.T. eLearning. The loan was converted to Series B-1 preferred shares. The investment in K.I.T. eLearning, which was received in consideration for the shares of KIT, was recorded at the carrying value of Elron's previous investment in KIT. Following the transaction and the loan conversion, Elron holds approximately 45% of K.I.T. eLearning's outstanding shares.

     E.   NOTAL VISION INC. ("Notal")

          In January 2003, Elron completed an investment in the amount of $2,000 in Notal, out of an aggregate amount of $4,500 raised by Notal. Notal, an Israeli related medical device company, operates in the field of early detection of Age Related Macular Deterioration (AMD). As a result of the investment, Elron holds 23.6% of Notal's outstanding shares. The excess of the purchase price over the equity acquired, in the amount of approximately $900, was assigned to technology and to a distribution agreement, which will be amortized over a period of up to 7 years.

     F.   GIVEN IMAGING LTD. ("Given")

          1. On May 12, 2003, a Share Purchase Agreement ("the SPA") was signed between RDC, Elron and Rafael Armament Development Authority Ltd. ("Rafael"). According to the SPA, RDC sold two million unregistered shares of Given to Elron and Rafael (one million each) for a total consideration of $12,184. RDC used $5,000 of the proceeds to repay shareholders' loans to Rafael and Elron. As a result of the above sale, there was no change in Elron's direct and indirect holdings in Given and accordingly, the sale did not have any effect on the Company's consolidated results of operations.

          2. In the first half of 2003, RDC sold 320,000 shares of Given for a total consideration of approximately $2,800, resulting in a gain of approximately $1,300 ($900 net of tax).

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 3 - MAJOR TRANSACTIONS (Cont.)

     F.   GIVEN IMAGING LTD. ("Given")

          2.   (Cont.)

               In the third quarter of 2003, RDC sold 433,600 shares of Given for a consideration of approximately $5,000 resulting in a gain of approximately $3,100 ($2,400 net of tax). As a result of these transactions, Elron's combined interest in Given decreased to approximately 23.3%.

     G.   OREN SEMICONDUCTOR INC. ("Oren")

          On July 31, 2003, Elron completed an investment of $3,000 in Oren, as part of an aggregate investment of $8,000 from existing shareholders and from Zoran Corporation (Nasdaq: ZRAN). Elron advanced $500 on account of the investment in May 2003. In addition to this investment, Elron and other existing shareholders converted all the loans previously granted to Oren, in the amount of approximately $8,400, of which Elron's part was approximately $4,400. Following the investment and the loan conversion Elron's interest in Oren increased from 17% to approximately 41% .

          As a result of this transaction Elron is able to exercise significant influence in Oren. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", Elron's interest in Oren, which was previously accounted for by Elron at cost, is accounted for retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing step-by-step acquisition resulted in a restatement of Elron's financial statements for all prior periods in which Elron's investments in Oren were recorded at cost.

          Following are the effects of the restatement:

          (1)  Consolidated balance sheet

                                               December 31, 2002
                                       ---------------------------------
                                          As       Effect of       As
                                       reported   restatement   restated
                                       --------   -----------   --------
          Investments in affiliated
             companies                 $131,256     $   948     $132,204
          Investments in other
             companies and long-term
             receivables                 97,158      (8,024)      89,134
          Accumulated deficit           (18,066)     (7,076)     (25,142)
          Total shareholders' equity    266,517      (7,076)     259,441

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 3 - MAJOR TRANSACTIONS (Cont.)

     G.   OREN SEMICONDUCTOR INC. ("Oren") (Cont.)

          (2)  Consolidated statements of operations

                                              Year ended December 31, 2002
                                           ---------------------------------
                                              As       Effect of       As
                                           reported   restatement   restated
                                           --------   -----------   --------
          Equity in losses of affiliated
             companies                     $(21,911)    $(2,278)    $(24,189)
          Net loss                          (39,301)     (2,278)     (41,579)
          Total comprehensive loss          (74,003)     (2,278)     (41,579)
          Basic net loss per share            (1.50)      (0.08)       (1.58)
          Diluted net loss per share          (1.50)      (0.08)       (1.58)

                                               For the nine months ended
                                                  September 30, 2002
                                           ---------------------------------
                                              As       Effect of       As
                                           reported   restatement   restated
                                           --------   -----------   --------
          Equity in losses of affiliated
             companies                     $(18,791)    $(2,042)    $(20,833)
          Net loss                          (31,360)     (2,042)     (33,402)
          Total comprehensive loss          (60,210)     (2,042)     (62,252)
          Basic net loss per share            (1.24)      (0.08)       (1.32)
          Diluted net loss per share          (1.25)      (0.08)       (1.33)

                                              For the three months ended
                                                  September 30, 2002
                                           ---------------------------------
                                              As       Effect of       As
                                           reported   restatement   restated
                                           --------   -----------   --------
          Equity in losses of affiliated
             companies                     $ (3,517)    $ (760)     $ (4,277)
          Net loss                           (7,944)      (760)       (8,704)
          Total comprehensive loss          (11,966)      (760)      (12,726)
          Basic net loss per share            (0.27)     (0.03)        (0.30)
          Diluted net loss per share          (0.27)     (0.03)        (0.30)

     H.   PARTNER COMMUNICATIONS COMPANY LTD. ("Partner")

          In the second quarter of 2003, Elbit sold 3,500,000 shares of Partner, in which it previously held 12.2%, in consideration for approximately $15,200. As a result, Elron recorded a realized gain of approximately $5,000 ($3,200 net of tax).

          In the third quarter of 2003, Elbit sold an additional 2,778,226 shares of Partner in consideration for approximately $14,100 million. As a result, Elron recorded a realized gain of approximately $6,000 ($3,900 net of tax). As of September 30, 2003, Elbit holds approximately 8.7% of the outstanding shares of Partner.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 3 - MAJOR TRANSACTIONS (Cont.)

     I.   24/7 REAL MEDIA INC. ("24/7")

          In the first half of 2003, Elbit and Elbit Vflash, a wholly owned subsidiary of Elbit ("Vflash"), sold all their shares in 24/7 (an aggregate amount of 8,215,150 shares), for a total consideration of approximately $5,200. As a result, Elron recorded a realized gain of approximately $2,000 ($800 net of tax).

Note 4 - SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

     A. The pro forma information for 2002 presents the results of operations of Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and MediaGate (all of the above transactions are detailed in Notes 3A(3), 3B(1), 3D(2), 3F(2), to the Company's annual financial statements as of December 31, 2002) as if they had been in effect at January 1, 2002, and includes the effect of amortization of identifiable intangible assets from that date.

     B. The following pro forma information is based upon the historical financial statements (after restatement and reclassification of discontinued operations, including the restatement in respect of the application of "step by step acquisition" method for the investment in Oren and the reclassification of discontinued operations relating to the business sold by ESW) of Elron and upon the historical financial statements of Elbit, DEP, Galil and MediaGate. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

     C. The pro forma data is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the merger with Elbit, the share purchase of DEP or the acquisition of a controlling interest in Galil and MediaGate been consummated at the date indicated, nor are they necessarily indicative of future operating results or financial condition.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 4 - SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED) (Cont.)

PRO FORMA COMBINED RESULTS OF OPERATIONS

                                                          For the nine months        For the year
                                                          ended September 30,            ended
                                                        -----------------------      December 31,
                                                           2003         2002             2002
                                                        -----------   ---------   ------------------
                                                        As reported   Pro forma        Pro forma
                                                        -----------   ---------        ---------
Net revenues                                             $ 12,555     $ 13,306         $ 17,608
Equity in losses of affiliated companies                   (8,051)     (12,952)         (16,308)
Gain from disposal and changes in holdings in
   subsidiaries and affiliated companies, net               4,391        5,045            6,674
Other income, net                                          30,967        2,863            1,801
                                                         --------     --------         --------
Total income                                               39,862        8,262            9,775
Costs and expenses                                         29,849       41,748           52,973
                                                         --------     --------         --------
Income (Loss) before tax benefit (taxes on income)
   and minority interests                                $ 10,013     $(33,486)        $(43,198)
                                                         --------     ========         ========
Loss from continuing operations                          $ (7,637)    $(28,904)        $(34,005)
                                                         ========     ========         ========
Net loss                                                 $(10,319)    $(46,473)        $(54,649)
                                                         ========     ========         ========
Basic net loss from continuing operations per share      $  (0.26)    $  (0.99)        $  (1.17)
                                                         ========     ========         ========
Basic net loss per share                                 $  (0.35)    $  (1.59)        $  (1.88)
                                                         ========     ========         ========
Diluted net loss from continuing operations per share    $  (0.26)    $  (1.00)        $  (1.17)
                                                         ========     ========         ========
Diluted net loss per share                               $  (0.35)    $  (1.60)        $  (1.88)
                                                         ========     ========         ========

Weighted average number of ordinary shares used in
   computation (thousands)                                 29,190       29,158           29,131
                                                         ========     ========         ========

Note 5 - SHARE - BASED EMPLOYEE COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee share option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the share at the grant date of the award or other measurement date over the exercise price.

     The following pro forma information presents the effect on the consolidated share-based employee compensation expense, net loss and loss per share as if the fair value based method provided under FASB Statement No. 123, "Accounting for Stock-Based Compensation"("SFAS 123"), had been applied to all outstanding awards in each period.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)

Note 5 - SHARE - BASED EMPLOYEE COMPENSATION (Cont.)

     Under SFAS 123 the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in all periods presented: (1) expected life of the option of 1-4 years; (2) dividend yield of 0%; (3) expected volatility of 34%-55% (4) risk-free interest rate of 1%-1.5%.

                          For the nine months ended   For the three months ended   For the year
                                September 30,                September 30,            ended
                          -------------------------   --------------------------   December 31,
                             2003          2002           2003       2002              2002
                           --------    -----------       ------   ----------       ------------
                                 (Unaudited)               (Unaudited)              (Audited)
     Net income (loss),    $(10,319)   $(*)(33,402)      $3,020   $(*)(8,704)      $(*)(41,579)
        as  reported
     Add: share-based
        employee
        compensation
        expense
        included in
        reported net
        loss                    785            655          387          212               933
     Deduct: Total
        share-based
        employee
        compensation
        expense
        determined
        under fair
        value based
        method for all
        awards               (1,079)        (1,889)        (462)        (968)           (2,876)
                           --------    -----------       ------   ----------       -----------
     Pro forma net loss    $(10,613)   $   (34,636)      $2,945   $   (9,460)      $   (43,522)
                           ========    ===========       ======   ==========       ===========
     Income (Loss) per
        share:
     Basic - as
        reported           $  (0.35)   $  (*)(1.32)      $ 0.10   $ (*)(0.30)      $  (*)(1.58)
                           ========    ===========       ======   ==========       ===========
     Basic - pro
        forma              $  (0.36)   $     (1.37)      $ 0.10   $    (0.32)      $     (1.66)
                           ========    ===========       ======   ==========       ===========
     Diluted - as
        reported           $  (0.35)   $  (*)(1.33)      $ 0.10   $ (*)(0.30)      $  (*)(1.58)
                           ========    ===========       ======   ==========       ===========
     Diluted - pro
        forma              $  (0.36)   $     (1.38)      $ 0.10   $    (0.32)      $     (1.66)
                           ========    ===========       ======   ==========       ===========

(*)  Restated -see note 3(G)

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)

Note 6 - CONTINGENT LIABILITIES

     There were no material changes in the status of the Company's contingent liabilities as described in the annual report for 2002 on Form 20F, the details of which are as follows:

     (1) During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

     (2) On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the company's holding in Elbit Medical Imaging ("EMI"). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 17, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending. In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action.

     The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

Note 7 - BUSINESS SEGMENTS

     Subsequent to the sale of ESW on September 2, 2003 (see Note 3A), the Company operates indirectly through its subsidiary, Elron Telesoft Inc., in one business segment - System and Projects - and is also directly engaged in a second business segment, Other Holdings and Corporate Operations, which includes corporate headquarters and reflects the investments in companies engaged in various fields of advanced technology.

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)

Note 7 - BUSINESS SEGMENTS (Cont.)

     The operations of the System and Projects segment include development and supply of software solutions for the management of large and complex communication and internet networks.

     The Other holdings and Corporate Operations segment includes holdings in various companies that operate in the communications, software, defense industry, medical devices, semiconductors, amorphous metals and other fields and the corporate operations.

     Prior to September 2, 2003, the Company operated indirectly through ESW in a third business segment - Internet Products - which has been reclassified as discontinued operations.

     Segment information is as follows:

                                                        Other Holdings
                                             Systems          and
                                  Internet     and         Corporate
                                  products   Projects     Operations       Total
                                  --------   --------   --------------   --------
     For the nine months ended
        September 30, 2003
           Total income            $    --    $ 5,949    $    33,798     $ 39,747
           Net loss                 (3,135)    (1,632)        (5,552)     (10,319)

     For the nine months ended
        September 30, 2002
           Total income (loss)          --      8,189     (*)(12,567)      (4,378)
           Net loss                 (6,799)    (4,492)    (*)(22,111)     (33,402)

     For the three months ended
        September 30, 2003
           Total income                 --      1,742         29,728       31,470
           Net Income (loss)           319       (409)         3,110        3,020

     For the three months ended
        September 30, 2002
           Total income                 --        802       (*)1,662        2,464
           Net loss                 (1,884)    (2,257)     (*)(4,563)      (8,704)

     For the year ended
        December 31, 2002
           Total income (loss)          --     10,073     (*)(12,938)      (2,865)
           Net loss                 (8,567)    (5,912)    (*)(27,100)     (41,579)

(*)  Restated -see note 3(G)

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)

Note 8 - DISCONTINUED OPERATIONS

     As described in Note 3(A), the results of operations of ESW's business sold (which comprised the "Internet Products" segment) and the gain on the sale have been classified as discontinued operations in the statement of operations according to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Comparative data for this business have been reclassified accordingly.

     The following is the composition of discontinued operations:

                                     For the nine months   For the three months
                                     ended September 30,   ended September 30,    For the year
                                     -------------------   -------------------        ended
                                       2003       2002       2003        2002         2002
                                     -------    --------   -------     -------      --------
                                         (Unaudited)           (Unaudited)          (Audited)
     Income (loss) from operations
        of discontinued components
        Vflash                       $   453    $ (2,352)  $    --     $  (821)     $ (1,852)
        ESW                           (4,705)     (6,799)   (1,251)     (1,884)       (8,567)
        Other                             --      (1,982)       --      (1,144)       (2,389)
                                     -------    --------   -------     -------      --------
                                     $(4,252)   $(11,133)  $(1,251)    $(3,849)     $(12,808)
                                     =======    ========   =======     =======      ========

     Gain (loss) on disposal
        Vflash                       $    --    $  2,072   $    --     $ 2,072      $  1,991
        ESW                            1,570          --     1,570          --            --
        Other                             --          --        --          --          (506)
                                     -------    --------   -------     -------      --------
                                       1,570       2,072     1,570       2,072         1,485
                                     -------    --------   -------     -------      --------
                                     $(2,682)   $ (9,061)  $   319     $(1,777)     $(11,323)
                                     =======    ========   =======     =======      ========

Note 9 - RECONCILIATION TO ISRAELI GAAP

     The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

     A.   Effect on the statement of operations:

          For the nine months ended September 30, 2003:

                                               As                       As per
                                            reported   Adjustments   Israeli GAAP
                                            --------   -----------   ------------
     Net loss                               $(10,319)    $18,405         $8,086
     Basic and diluted net loss per share      (0.35)       0.62           0.27

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 9 - RECONCILIATION TO ISRAELI GAAP (Cont.)

     A.   Effect on the statements of operations (Cont.):

          For the nine months ended September 30, 2002:

                                                  As                        As per
                                               reported    Adjustments   Israeli GAAP
                                             -----------   -----------   ------------
     Net loss                                $(*)(33,402)     $  62        $(33,340)
     Basic net loss per share                      (1.32)        --           (1.32)
     Diluted net loss per share                    (1.33)      0.01           (1.32)

          For the three months ended September 30, 2003:

                                                   As                       As per
                                                reported   Adjustments   Israeli GAAP
                                                --------   -----------   ------------
     Net (income) loss                           $3,020       $5,879        $8,899
     Basic and diluted net income per share        0.10         0.20          0.30

          For the three months ended September 30, 2002:

                                                  As                        As per
                                               reported    Adjustments   Israeli GAAP
                                              ----------   -----------   ------------
     Net loss                                 $(*)(8,704)     $ 437        $(8,267)
     Basic and diluted net loss per share          (0.30)      0.02          (0.28)

          For the year ended December 31, 2002 (audited):

                                                  As                        As per
                                               reported    Adjustments   Israeli GAAP
                                             -----------   -----------   ------------
     Net loss                                $(*)(41,579)     $3,211       $(38,368)
     Basic and diluted net loss per share          (1.58)       0.12          (1.46)

     B.   Effect on the balance sheet:

          As of September 30, 2003:

                                                                            As per
                                             As reported   Adjustments   Israeli GAAP
                                             -----------   -----------   ------------
     Total assets                              $433,067     $(152,481)     $ 280,586
     Total liabilities including
        minority interest                       156,076       (49,239)       106,837
     Total equity                               276,991      (103,242)       173,749

          As of December 31, 2002 (audited):

                                                                            As per
                                             As reported   Adjustments   Israeli GAAP
                                             -----------   -----------   ------------
     Total assets                            $(*)394,253    $(121,988)     $272,265
     Total liabilities including
        minority interest                        134,812      (27,462)      107,350
     Total equity                             (*)259,441      (94,526)      164,915

(*)  Restated -see note 3(G)

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 9 - RECONCILIATION TO ISRAELI GAAP (Cont.)

     C.   MATERIAL ADJUSTMENTS:

          The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP detailed in Note 26 to the Company's annual financial statements for the year ended 2002 as well as transactions which occurred during the nine month period ended September 30, 2003, as follows:

          1. As described in Note 3G, Elbit sold in the second and third quarter of 2003, 3,500,000 and 2,778,226 shares of Partner, respectively. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, is considered a transaction with controlling shareholders and accordingly the assets and liabilities of Elbit were recorded according to their carrying values in Elbit at the date of the merger. The carrying value of the Partner shares was approximately $50 and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP amounts to approximately $9,700 and $9,000 in the second and third quarter of 2003, respectively, as compared to approximately $3,200 and $3,900 under US GAAP.

          2. According to U.S. GAAP the transfer of Galil's business in exchange for an interest in Oncura was recorded at fair value and as a result Elron recognized a gain on the transaction (net of minority interest and income taxes) in the amount of $4,400 and recorded the investment in Oncura at fair value. According to Israeli GAAP, the aforementioned exchange is accounted for as an exchange of similar productive assets. Accordingly the investment in Oncura was recorded at the carrying value of the assets transferred and no gain was recognized.

          3. As a result of the purchase of an additional interest in Oren, Elron is able to exercise significant influence in Oren. In accordance with U.S GAAP, Elron's interest in Oren, which was accounted for by Elron at cost, is accounted for retroactively under the equity method of accounting ("step-by-step acquisition") which resulted in a restatement of Elron's financial statements for all prior periods. According to Israeli GAAP , the equity method should be applied only from the first time Elron could exercise significant influence in Oren. Accordingly, under Israeli GAAP the excess of the investment over the equity acquired ("excess cost") in the amount of approximately $8,800 was assigned to intangible assets and will be amortized over a period of five years. Under U.S GAAP no such excess cost exists.

                                 # # # # # # # #

          [ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES LOGO]

                 ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars

Details relating to major investments as of September 30, 2003:

                                                                                 Market value of the publicly traded
                                                            Carrying value of             investments as of:
                                                  % of       the investment      -----------------------------------
                                               ownership   as of September 30,       September 30,   November 10,
                                                interest        2003 (1)                 2003            2003
                                               ---------   -------------------       -------------   ------------
Consolidated Companies:
Elron SW Inc.                                     96%            (4,134)                $     --       $     --
Elron Telesoft Inc.                               99%             9,354                       --             --
Galil Medical Ltd. (2)                            33%               518                       --             --
MediaGate N.V.                                    69%              (252)                      --             --

Affiliated Companies (equity):
Elbit Systems Ltd. (Nasdaq: ESLT)                 20%            87,916                  133,488        143,023
Given Imaging Ltd. (Nasdaq: GIVN) (2)             17%            20,843                   46,468         75,376
NetVision Ltd.                                    46%               635                       --             --
Wavion, Inc.                                      52%             2,040                       --             --
K.I.T elearning B.V.                              45%               413                       --             --
Chip Express Corporation                          33%             3,128                       --             --
Pulsicom Israel Technologies Ltd.                 17%               513                       --             --
3DV Systems Ltd. (2)                              24%               213                       --             --
Advanced Metal Technologies Ltd. (AMT)            28%             3,758                       --             --
Witcom Ltd. (2)                                   20%               420                       --             --
CellAct Ltd.                                      45%               308                       --             --
Semiconductors Engineering Laboratories Ltd.
   (SELA) (2)                                     24%               596
Ingeneo Ltd. (2)                                  17%               400                       --             --
Notal Vision, Inc.                                24%             1,360                       --             --
Oren Semiconductor Inc.                           41%             3,020                       --             --
Oncura (3)                                         8%            10,128

Available for sale:
Partner Communications Company Ltd. (Nasdaq:
PTNR)                                              9%            93,237                   93,237        110,362
Zix Corporation (Nasdaq: ZIXI)                     6%            13,846                   13,846         14,991

Partnership:
Gemini Israel Fund L.P.                            5%               198                       --             --
InnoMed Ventures L.P.                             14%             1,996                       --             --

(1)  Includes loans and convertible notes.

(2) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(3) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.